Form 20-F/A
period 2007-03-31
North American Energy Partners Inc.
filed 2007-07-26
CIK 1368519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

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

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which financial statement item the Company has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2007 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” has been revised in accordance with such comments.

This Amendment No. 1 also makes changes to the Summary Compensation Table included in Item 6 “Directors, Senior Management and Employees” in the Original Report to correct the salary amounts reported for our President and Chief Executive Officer and our Vice President, Finance and Chief Financial Officer and to report the fiscal 2007 bonus amounts, which were approved after the filing of the Original Report.

We are including in this amendment currently-dated certifications by our Principal Executive Officer and our Principal Financial Officer.

Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report, does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained herein are accurate as of any date subsequent to June 20, 2007.

Summary Compensation Table

	Annual Compensation						Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus		Other Annual Compensation		Securities Underlying Options (a)
Rodney J. Ruston President and Chief Executive Officer (Hired May 2005)	2007 2006 2005	$525,000 536,539 —	$386,615 300,000 —		(c (c —	) )	— 550,000 —

Douglas A. Wilkes Vice President Finance and Chief Financial Officer (Hired September 2006)	2007 2006 2005	$135,417 — —	$142,361 — —		(c — —)		100,000 — —

William M. Koehn Vice President, Operations and Chief Operating Officer	2007 2006 2005	$249,000 240,000 224,000	$92,577 241,385 —	(b)	(c (c (c	) ) )	— — —

Miles W. Safranovich Vice President, Business Development & Estimating (Hired November 2004)	2007 2006 2005	$218,000 195,808 61,385	$164,355 210,384 —	(b)	(c (c (c	) ) )	— 40,000 60,000

Christopher J. Hayman Vice President, Finance (Hired January 2005)	2007 2006 2005	$207,100 183,641 56,250	$150,313 186,910 —	(b)	(c (c (c	) ) )	— 40,000 60,000

(a)	Consists of options to purchase our common shares. The options granted to Mr. Ruston expire on May 8, 2015. The options granted in fiscal 2007 to Mr. Wilkes expire on September 18, 2016. The options granted to Mr. Koehn expire on November 26, 2013. The options granted in fiscal 2005 and 2006 to Mr. Safranovich expire on November 17, 2004 and November 2, 2015, respectively. The options granted in fiscal 2005 and 2006 to Mr. Hayman expire on February 17, 2015 and November 2, 2015, respectively.

(b)	Bonus pursuant to our Annual Incentive Plan.

(c)	The amount of other annual compensation does not exceed the lesser of $50,000 and 10% of the salary and bonus for the fiscal year.

ITEM 15:	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of management, including our President and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007, as defined in Canada by Multilateral Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Fillings” and in the United States by Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended, as of March 31, 2007. Based on this evaluation, and taking into account the compensating review procedures described below, our President and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

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

We have added to our finance staff, and in particular we now have in-house Canadian GAAP expertise and a working knowledge of U.S. GAAP, which is supplemented by outside expertise. We have created a Corporate Controller position and added a Corporate Accounting Manager and Tax Manager. In addition, we have instituted standardized procedures for financial reporting and review, including the procedures by which general ledger transactions are closed, reviewed and consolidated. The redesign of and implementation of all planned changes to our disclosure controls and procedures are not yet complete. Until the implementation of such corrective measures is complete, we are compensating for the identified weaknesses in ICFR by performing additional review procedures.

Our target is to complete the above changes by March 31, 2008, the date as of which we will be required to provide management’s report on the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Because most of the costs of implementing the above changes to internal control over financial reporting have been incurred in anticipation of providing such report or due to required systems upgrades, we have not incurred material costs in connection with implementing corrective actions to correct identified internal control deficiencies.

As discussed above, there were changes in our ICFR since March 31, 2006 that have materially affected, or are reasonably likely to affect, our ICFR.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN ENERGY PARTNERS INC.

Date: July 25, 2007	By:	/s/ DOUGLAS A. WILKES
	Name:	Douglas A. Wilkes
	Title:	Vice President, Finance & Chief Financial Officer