Form 40-F
period 2008-03-31
North American Energy Partners Inc.
filed 2008-06-23
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
1629
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7
(780) 960-7171
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	Toronto Stock Exchange
The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
35,929,476 Common Shares
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐                    No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                    No ☐

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
     The Registrant’s Annual Information Form for the fiscal year ended March 31, 2008 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
     The Registrant’s audited annual consolidated financial statements for the fiscal year ended March 31, 2008, including the report of the independent registered public accounting firm with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated herein by reference.
Management’s Discussion and Analysis
     The Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2008 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.

DISCLOSURES REGARDING CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Please see “Internal Systems and Processes—Evaluation of Disclosure Controls and Procedures” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
Management’s Annual Report on Internal Control Over Financial Reporting
     Please see “Internal Systems and Processes—Management’s Report on Internal Controls Over Financial Reporting (ICFR)” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
Attestation Report of the Registered Public Accounting Firm
     The attestation report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting is included under the heading “Report of Independent Registered Public Accounting Firm” on pages 3 and 4 of Exhibit 99.2 to this Annual Report on Form 40-F, which attestation report is incorporated herein by reference.
Changes in Internal Control over Financing Reporting
     Please see “Internal Systems and Processes—Changes to Internal Control Over Financial Reporting” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
NOTICES PURSUANT TO REGULATION BTR
     None.
AUDIT COMMITTEE FINANCIAL EXPERT
     The Registrant’s board of directors has determined that Mr. Allen R. Sello, a member and the chairman of the Registrant’s audit committee, is an “audit committee financial expert” (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and is “independent” (as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant).
CODE OF ETHICS
     The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Conduct and Ethics Policy”, that applies to all employees the Registrant, including its President and Chief Executive Officer, its Chief Financial Officer and its Vice President, Finance. The Code of Conduct and Ethics Policy is available for viewing on the Registrant’s website at www.nacg.ca under “Investor Relations—Corporate Governance”. There were not any amendments to any provision of the Code of Conduct and Ethics Policy during the fiscal year ended March 31, 2008 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the fiscal year ended March 31, 2008 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES
     Please see “The Board and Board Committees—Audit Committee” included in the Registrant’s Annual Information Form for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.
OFF-BALANCE SHEET ARRANGEMENTS
     Please see “Off-Balance Sheet Arrangements” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Please see “Capital Commitments—Contractual Obligations and Other Commitments” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
     Please see “The Board and Board Committees—Audit Committee” included in the Registrant’s Annual Information Form for the fiscal year ended March 31, 2008, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.
COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES
     The Registrant has reviewed the New York Stock Exchange’s corporate governance rules and confirms that the Registrant’s corporate governance practices are not significantly different from those required of domestic companies under the New York Stock Exchange’s listing standards except that, as a foreign private issuer, the Registrant’s Chief Executive Officer is not required to certify to the New York Stock Exchange that he is not aware of any violation by the Registrant of NYSE Corporate governance listing standards.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
Consent to Service of Process
     The Registrant is filing with the Commission a Form F-X together with this report.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.
By:	/s/ Rodney J. Ruston
Rodney J. Ruston
President and Chief Executive Officer

Date: June 22, 2008

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2008.

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended March 31, 2008.

99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2008.

99.4	Consent of KPMG LLP.

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.