Form 40-F
period 2013-03-31
North American Energy Partners Inc.
filed 2013-06-11
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013	Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
1629
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))
Zone 3, Acheson Industrial Area, 2-53016—Hwy. 60
Acheson, Alberta, T7X 5A7
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
Yes  ☒             No  ☐

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended March 31, 2013 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended March 31, 2013, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated herein by reference.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2013 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.

DISCLOSURES REGARDING CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Please see “Internal Systems and Processes—Evaluation of Disclosure Controls and Procedures” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
Management’s Annual Report on Internal Control Over Financial Reporting
Please see “Internal Systems and Processes—Management’s Report on Internal Controls Over Financial Reporting (ICFR)” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
Attestation Report of the Registered Public Accounting Firm
The attestation report of the independent registered public accounting firm on the effectiveness of the Registrant's internal control over financial reporting is included under the heading “Report of Independent Registered Public Accounting Firm” on pages 1 and 2 of Exhibit 99.2 to this Annual Report on Form 40-F, which attestation report is incorporated herein by reference.
Changes in Internal Control over Financing Reporting
Please see “Internal Systems and Processes—Material Changes to the Internal Controls over Financial Reporting” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
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
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as such term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Conduct and Ethics Policy”, that applies to all employees the Registrant, including its President and Chief Executive Officer, its Chief Financial Officer and its Vice President, Finance. The Code of Conduct and Ethics Policy is available for viewing on the Registrant’s website at www.nacg.ca under “Investor Relations—Corporate Governance”. There were not any amendments to any provision of the Code of Conduct and Ethics Policy during the fiscal year ended March 31, 2013 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the fiscal year ended March 31, 2013 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AND PRE-APPROVAL POLICIES AND PROCEDURES
Please see “The Board and Board Committees” included in the Registrant’s Annual Information Form for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS
Please see “Off-Balance Sheet Arrangements” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Please see “Capital Commitments—Contractual Obligations and Other Commitments” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated herein by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Please see “The Board and Board Committees—Audit Committee” included in the Registrant’s Annual Information Form for the fiscal year ended March 31, 2013, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.
NYSE CORPORATE GOVERNANCE RULES
The Registrant has reviewed the New York Stock Exchange’s corporate governance rules and confirms that the Registrant’s corporate governance practices are not significantly different from those required of domestic companies under the New York Stock Exchange’s listing standards.
MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Mine Safety and Health Act of 1977 (the “Mine Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended March, 2013, the Registrant had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.
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

/S/ Martin Ferron
Martin Ferron
President and Chief Executive Officer
Date: June 10, 2013

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended March 31, 2013.

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended March 31, 2013.

99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2013.

99.4	Consent of KPMG LLP.

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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