Form 20-F
period 2015-12-31
North American Energy Partners Inc.
filed 2016-02-16
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-33161

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
33,150,281 Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐           No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Yes  ☒             No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒  International Financial Reporting Standards as issued ☐ Other ☐
         by the International Accounting Standards Board

If "Other: has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐             No  ☒

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2015 is attached as Exhibit 99.1 to this Annual Report on Form 20-F and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended December 31, 2015, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 20-F and are incorporated herein by reference.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 is attached as Exhibit 99.3 to this Annual Report on Form 20-F and is incorporated herein by reference.
Notice of Annual Meeting and Management Information Circular
The Registrant's Notice of Annual Meeting and Management Information Circular for the fiscal year ended December 31, 2015 is attached as Exhibit 99.4 to this Annual Report on Form 20-F and is incorporated herein by reference.

Cross Reference to Form 20-F

Item No.		Exhibit	Pages
Part I
Item 1	Identity of Directors, Senior Management, Advisers and Auditors	N/A	N/A
Item 2	Offer Statistics and Expected Timetable	N/A	N/A
Item 3	Key Information
	A. Selected financial data	99.2	7, 34
	B. Capitalization and indebtedness	N/A	N/A
	C. Reasons for the offer and use of proceeds	N/A	N/A
	D. Risk factors	99.1	32-40
		99.3	31-33
Item 4	Information on the Company
	A. History and development of the company	99.1	3-7, 40
		99.3	4-6, 23
	B. Business overview	99.1	7-11, 12-13, 17-18, 34-36
		99.3	17-18, 20
	C. Organizational structure	99.1	3-4
		99.2	5
	D. Property, plant and equipment	99.1	12, 13-16
		99.2	7
Item 4A	Unresolved Staff Comments	N/A	N/A
Item 5	Operating and Financial Review and Prospects
	A. Operating results	99.1	32-33
		99.3	1-6, 10
	B. Liquidity and capital resources	99.2	1, 18, 26
		99.3	15-16, 21-25
	C. Research and development, patents and licenses, etc.	99.1	17
		99.3	—
	D. Trend information	99.3	19-20
	E. Off-balance sheet arrangements	99.3	5
	F. Tabular disclosure of contractual obligations	99.3	5
	G. Safe harbor	99.3	26
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1	25-28
	B. Compensation	99.4	12-41
	C. Board practices	99.1	26, 28-30
	D. Employees	99.3	21
	E. Share Ownership	99.1	37-38
		99.4	3
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.1	37-38
		99.3	3
	B. Related party transactions	99.3	27
	C. Interests of experts and counsel	N/A	N/A

Item No.		Exhibit	Pages
Item 8	Financial Information
	A. Consolidated Statements and Other Financial Information	99.1	5-11
		99.2	1 - 33
		99.3	7-17, 23
	B. Significant changes	99.2	33
Item 9	The Offer and Listing
	A. Offer and listing details	99.1	21-22
	B. Plan of distribution	N/A	N/A
	C. Markets	99.1	20
	D. Selling shareholders	N/A	N/A
	E. Dilution	N/A	N/A
	F. Expenses of the issue	N/A	N/A
Item 10	Additional Information
	A. Share Capital	N/A	N/A
	B. Memorandum and articles of association	99.1	3, 19-20, 25
		99.4	1-4
	C. Material contracts	99.1	25
	D. Exchange controls	N/A	N/A
	E. Taxation	99.1	22
	F. Dividends and paying agents	N/A	N/A
	G. Dividends and paying agents	N/A	N/A
	H. Documents on display	99.1	1, 18, 19, 29, 30, 40
		99.3	1, 35
		99.4	38, 44, 46, 47
	I. Subsidiary information	N/A	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk	99.1	32-33
Item 12	Description of Securities Other than Equity Securities	N/A	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	99.1	18
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	99.1	18
Item 15	Controls and Procedures	99.3	28
Item 16	[Reserved]
Item 16 A.	Audit committee financial expert	99.1	29
Item 16 B.	Code of Ethics	99.1	29
Item 16 C.	Principal Accountant Fees and Services	99.1	29-30
Item 16 D.	Exemptions from the Listing Standards for Audit Committees	N/A	N/A
Item 16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	99.1	19
Item 16 F.	Change in Registrant’s Certifying Accountant	N/A	N/A
Item 16 G.	Corporate Governance	99.1	28-29
Item 16 H.	Mine Safety Disclosure	99.1	18

Item No.		Exhibit	Pages
Part III
Item 17	Financial Statements	N/A	N/A
Item 18	Financial Statements	99.2	1-33
Item 19	Exhibits	Exhibit Index	Exhibit Index

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

/S/ Martin Ferron
Martin Ferron
President and Chief Executive Officer
Date: February 16, 2016

EXHIBIT INDEX

1.1
Form of Articles of Amalgamation of North American Energy Partners Inc. (filed as Exhibit 3.3 to Amendment No.3 to Form F-1 (Registration No. 333-135943), filed on October 23, 2006 and incorporated herein by reference).

1.2	Form of By-Law No. 2 of NACG Holdings Inc. (filed as Exhibit 3.4 to Amendment No.4 to Form F-1 (Registration No. 333-135943), filed on November 3, 2006 and incorporated herein by reference).

4.1
Registration Rights Agreement, dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto (filed as Exhibit 4.1 to Form F-1 (Registration No. 333-135943), filed on July 21, 2006 and incorporated herein by reference).

4.2	Form of Amended and Restated 2004 Share Option Plan (filed as Exhibit 4.2 to Amendment No. 3 to Form F-1 (Registration No. 333-135943), filed on October 23, 2006 and incorporated herein by reference).

4.3
Trust Indenture, dated April 7, 2010, among North American Energy Partners Inc., the guarantors party thereto and CIBC Mellon Trust Company filed on Form 6-K (Registration No. 001-33161), filed on June 10, 2010 and incorporated herein by reference.

4.4
Supplemental Trust Indenture, dated April 7, 2010, among North American Energy Partners Inc., the guarantors party thereto and CIBC Mellon Trust Company filed on Form 6-K (Registration No. 001-33161), filed on June 10, 2010 and incorporated herein by reference.

4.5
Second Supplemental Trust Indenture, dated October 16, 2013, among North American Energy Partners Inc., the guarantors party thereto and BNY Trust Company of Canada (filed as Exhibit 99.1 to Form 6-K (Registration No. 001-33161), filed on October 22, 2013 and incorporated herein by reference).

4.6
Form of Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc. and their respective officers and directors (filed as Exhibit 10.3 to Form F-4 (Registration No. 333-125610), filed on June 8, 2005 and incorporated herein by reference).

8.1	List of Subsidiaries - Annual Information Form (Form 20-F Part 2, Page 4)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Vice President, Finance pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2015.

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2015,

99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2015.

99.4	Notice of Annual Meeting and Management Information Circular for the fiscal year ended December 31, 2015.