Form 40-F
period 2020-12-31
North American Construction Group Ltd.
filed 2021-02-17
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 001-33161

NORTH AMERICAN CONSTRUCTION GROUP LTD.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
1629
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))
27287 - 100 Avenue
Acheson, Alberta,T7X 6H8
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
31,011,831 Common Shares
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020 is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended December 31, 2020, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.3 to this Annual Report on Form 40-F and are incorporated herein by reference.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.

DISCLOSURES REGARDING CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Please see “Internal Systems and Processes—Evaluation of Disclosure Controls and Procedures” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
Management’s Annual Report on Internal Control Over Financial Reporting
Please see “Internal Systems and Processes—Management’s Report on Internal Controls Over Financial Reporting (ICFR)” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
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
Changes in Internal Control over Financing Reporting
Please see “Internal Systems and Processes—Material Changes to the Internal Controls over Financial Reporting” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
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
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as such term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Conduct and Ethics Policy”, that applies to all employees the Registrant, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct and Ethics Policy is available for viewing on the Registrant’s website at www.nacg.ca under "Social Responsibility-Code of Conduct & Ethics”. There were not any amendments to any provision of the Code of Conduct and Ethics Policy during the fiscal year ended December 31, 2020 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the fiscal year ended December 31, 2020 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AND PRE-APPROVAL POLICIES AND PROCEDURES
Please see “The Board and Board Committees” included in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS
We currently do not have any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Please see “Contractual Obligations and Other Commitments” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Please see “The Board and Board Committees—Audit Committee” included in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
NYSE CORPORATE GOVERNANCE RULES
The Registrant has reviewed the New York Stock Exchange’s corporate governance rules and confirms that the Registrant’s corporate governance practices are not significantly different from those required of domestic companies under the New York Stock Exchange’s listing standards.
MINE SAFETY DISCLOSURE
Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is set out under the heading “U.S. Mine Safety Disclosure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
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

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/S/ Joseph Lambert
Joseph Lambert
Chief Executive Officer
Date: February 17, 2021

DOCUMENTS AND EXHIBIT INDEX

99.1	North American Construction Group Ltd. Announces Results for the Year Ended December 31, 2020.

99.2	Annual Information Form for the fiscal year ended December 31, 2020.

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2020.

99.4	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020.

99.5	Consent of KPMG LLP.

99.6	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.8	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information from North American Construction Group Ltd.’s audited Consolidated Financial Statements, formatted in XBRL (eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations and Comprehensive (Loss) Income; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.

Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2020 and 2019

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 17, 2021 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Edmonton, Canada
February 17, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
a) Estimation of total costs to be incurred for unit-price long-term contract revenue
As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. For the year ended December 31, 2020, total contract revenues recognized by the Company were $500.4 million, including $41.9 million recognized under unit-price contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time based on the ratio of actual costs incurred to date divided by the Company’s estimated total costs (ETC).
We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including the accuracy of the estimates made at the period-end date, primarily consisting of labor hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls within the Company’s revenue recognition process. This included controls related to the review of the ETC for unit-price contracts with defined scope that were in-progress at year-end. For a selection of these contracts, we evaluated the reasonableness of the Company’s determination of ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We inspected the executed contract with the customer to evaluate the Company’s identification of performance obligations and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; changes in productivity expectations; extended overhead due to owner, weather, and other delays; differences in site conditions from the original bid; the availability and skill level of workers in the geographic location of the project; and changes in the availability and proximity of equipment and materials. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.
b) Evaluation of the determination of the recoverable amount of long-lived assets
As discussed in note 2(n) to the consolidated financial statements, the Company reviews its long-lived assets or asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are comprised primarily of property, plant and equipment and right-of-use assets. The Company’s long-lived assets are assessed for impairment as a single asset group. As at March 31, 2020, the Company identified an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test by comparing the forecasted

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP undiscounted cash flows of the asset group (the recoverable amount) to its carrying amount. The carrying amount of the Company’s long-lived assets was $638.1 million as at March 31, 2020 and $651.9 million as at December 31, 2020.
We identified the evaluation of the determination of the recoverable amount of long-lived assets as a critical audit matter. The evaluation of the Company’s assumptions used to estimate the recoverable amount of the asset group involved complex auditor judgment, primarily related to the evaluation of the assumptions used to determine forecasted revenue growth and gross margin percentage used to estimate the recoverable amount as they are subject to a high degree of subjectivity.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s determination of the recoverable amount of long-lived assets. This included controls related to the determination of the significant assumptions of forecasted revenue growth and gross margin percentage used to determine the recoverable amount of long-lived assets. We evaluated the forecasted revenue growth and gross margin percentage used to determine the recoverable amount of long-lived assets by comparing the assumptions to historical results, secured revenues from executed contracts, and forecasted financial results. We compared the 2020 forecasted revenues and gross margin contained in the recoverability test to actual results to assess the Company’s ability to accurately forecast.

We have served as the Company's auditor since 1998.

Chartered Professional Accountants
Edmonton, Canada
February 17, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2020	2019
Assets
Current assets
Cash		$43,915	$5,544
Accounts receivable	5	36,373	66,746
Contract assets	6(b)	7,034	19,193
Inventories	2(k)	19,174	21,649
Prepaid expenses and deposits		4,999	4,245
Assets held for sale		4,129	424
Derivative financial instruments	7(b)	4,334	—
		119,958	117,801
Property, plant and equipment, net of accumulated depreciation $302,682 (2019 – $276,185)	8	633,704	587,729
Operating lease right-of-use assets	9	18,192	21,841
Investments in affiliates and joint ventures	10	44,050	42,908
Other assets		6,617	6,718
Deferred tax assets	11	16,407	15,655
Total assets		$838,928	$792,652
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$41,369	$88,201
Accrued liabilities	12	19,111	17,560
Contract liabilities	6(b)	1,512	23
Current portion of long-term debt	7	16,307	18,514
Current portion of finance lease obligations	9	26,895	29,206
Current portion of operating lease liabilities	9	4,004	3,799
		109,198	157,303
Long-term debt	7	341,547	313,443
Finance lease obligations	9	42,577	47,072
Operating lease liabilities	9	14,118	17,710
Other long-term obligations	13	18,850	24,504
Deferred tax liabilities	11	64,195	52,501
		590,485	612,533
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2020 - 31,011,831 (December 31, 2019 – 27,502,912))	15(a)	255,064	225,966
Treasury shares (December 31, 2020 - 1,845,201 (December 31, 2019 - 1,725,467))	15(a)	(18,002)	(15,911)
Additional paid-in capital		46,536	49,919
Deficit		(35,155)	(79,855)
Shareholders' equity		248,443	180,119
Total liabilities and shareholders' equity		$838,928	$792,652
Contingencies	20
Subsequent event	15(b)

Approved on behalf of the Board

/s/ Martin R. Ferron	/s/ Bryan D. Pinney
Martin R. Ferron, Executive Chairman	Bryan D. Pinney, Lead Director
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2020	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2020	2019
Revenue	6	$500,374	$719,067
Project costs	14(b)	139,452	277,646
Equipment costs	2(k),14(b)	177,532	243,427
Depreciation		89,008	101,582
Gross profit		94,382	96,412
General and administrative expenses	14(b),17	24,102	36,898
Loss (gain) on disposal of property, plant and equipment		757	(31)
Amortization of intangible assets		578	711
Operating income		68,945	58,834
Interest expense, net	16	18,681	21,623
Equity earnings in affiliates and joint ventures	10	(5,942)	(2,780)
Net realized and unrealized gain on derivative financial instruments	7(b)	(4,266)	—
Income before income taxes		60,472	39,991
Current income tax expense	11	—	13
Deferred income tax expense	11	11,264	2,845
Net income and comprehensive income		49,208	37,133
Net income attributable to noncontrolling interest	10	—	(255)
Net income and comprehensive income available to shareholders		$49,208	$36,878

Per share information
Basic net income per share	15(b)	$1.75	$1.45
Diluted net income per share	15(b)	$1.60	$1.23
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2020	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common equity
	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total	Noncontrolling interest	Total
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	36,878	36,878	255	37,133
Dividends ($0.12 per share)	—	—	—	(3,066)	(3,066)	—	(3,066)
Exercise of stock options	3,248	—	(1,295)	—	1,953	—	1,953
Conversion of convertible debentures	945	—	—	—	945	—	945
Purchase of treasury shares	—	(10,387)	—	—	(10,387)	—	(10,387)
Stock-based compensation	—	6,178	(2,353)	—	3,825	—	3,825
Distributions to (from) affiliates and joint venture partners	—	—	—	250	250	(280)	(30)
Effect of change in presentation of NL Partnership	—	—	—	—	—	(469)	(469)
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119	$—	$180,119
Net income and comprehensive income available to shareholders	—	—	—	49,208	49,208	—	49,208
Dividends ($0.16 per share)	—	—	—	(4,508)	(4,508)	—	(4,508)
Exercise of stock options	895	—	(358)	—	537	—	537
Conversion of convertible debentures	38,066	—	—	—	38,066	—	38,066
Share purchase programs	(9,863)	—	755	—	(9,108)	—	(9,108)
Purchase of treasury shares	—	(9,893)	—	—	(9,893)	—	(9,893)
Stock-based compensation	—	7,802	(3,780)	—	4,022	—	4,022
Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$248,443	$—	$248,443
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2020	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2020	2019
Cash provided by
Operating activities:
Net income and comprehensive income		$49,208	$37,133
Adjustments to reconcile net income to cash from operating activities:
Depreciation		89,008	101,582
Amortization of intangible assets		578	711
Amortization of deferred financing costs	16	1,091	969
Loss (gain) on disposal of property, plant and equipment		757	(31)
Net realized and unrealized gain on derivative financial instruments		(4,266)	—
Stock-based compensation expense	17	1,944	9,443
Cash settlement of directors' deferred share unit plan	17(c)	(103)	(5,084)
Equity earnings in affiliates and joint ventures		(5,942)	(2,780)
Dividends and advances received from affiliates and joint ventures		6,591	4,382
Other adjustments to cash from operating activities		(46)	255
Deferred income tax expense		11,264	2,845
Net changes in non-cash working capital	18(b)	(2,812)	8,519
		147,272	157,944
Investing activities:
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	10	—	(10,630)
Purchase of property, plant and equipment		(117,300)	(157,026)
Additions to intangible assets		(272)	(422)
Proceeds on disposal of property, plant and equipment		2,913	4,462
Investment in affiliates and joint ventures		(1,810)	—
Net repayments of loans to affiliates and joint ventures		2,896	2,938
		(113,573)	(160,678)
Financing activities:
Proceeds from long-term debt	7	145,457	227,750
Repayment of long-term debt	7	(82,297)	(186,881)
Financing costs		(965)	(2,689)
Repayment of finance lease obligations		(34,688)	(38,160)
Distribution paid to noncontrolling interest of affiliates		—	(280)
Dividend payments	15(c)	(4,371)	(2,536)
Proceeds from exercise of stock options		537	1,953
Share purchase program		(9,108)	—
Purchase of treasury shares	15(a)	(9,893)	(10,387)
		4,672	(11,230)
Increase (decrease) in cash		38,371	(13,964)
Cash, beginning of year		5,544	19,508
Cash, end of year		$43,915	$5,544
Supplemental cash flow information (note 18(a))
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2020	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada and the United States, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company consolidates variable interest entities (“VIE”) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. Ownership represented by other parties that do not control the entities are presented in the consolidated financial statements as activities and balances attributable to non-controlling interests.
Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying consolidated balance sheets. The Company has elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Consolidated Financial Statements December 31, 2020	F - 5	North American Construction Group Ltd.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices declined significantly due to a dispute between major oil-producing countries combined with the impact of the COVID-19 pandemic. In recent months, certain oil-producing countries have attempted to manage supply, which has brought some recovery and stability to commodity prices, but the operating and economic environment remains uncertain. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.
The majority of the Company’s customers are concentrated in the resource and mining industries. These challenging operating environments may have significant adverse impacts on the Company, including, but not limited to:
•deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;
•declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;
•the ability to raise additional debt or equity financing in the future at favorable terms; and
•restructuring charges as the Company aligns its structure and operating model to the environment.
As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken certain steps to mitigate the likelihood of occurrence of the events described above. The Company is managing both variable and fixed operating costs during this crisis and is taking part in the Canada Emergency Wage Subsidy. Sustaining capital maintenance costs are variable in nature, so the Company continues to implement a reduced capital plan.
c) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.

Consolidated Financial Statements December 31, 2020	F - 6	North American Construction Group Ltd.

Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:
•The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;
•The length of time between the recognition of revenue and the expected resolution;
•The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;
•The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and
•The range of possible consideration amounts.

Consolidated Financial Statements December 31, 2020	F - 7	North American Construction Group Ltd.

The Company's performance obligations are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation.
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally holdbacks) may extend beyond one year and would be included in current assets and liabilities.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.

Consolidated Financial Statements December 31, 2020	F - 8	North American Construction Group Ltd.

f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company reviews its accounts receivable amounts regularly and outstanding amounts are written down to their expected realizable value when they are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the account is determined to be doubtful. Estimates of the allowance for credit losses are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its contract assets regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.
g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.
h) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(d)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
j) Allowance for credit losses
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The Company's financial assets include contract assets and accounts receivable. The estimate

Consolidated Financial Statements December 31, 2020	F - 9	North American Construction Group Ltd.

of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.
k) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of supplies, tires, tracks, track frames, fuel and lubricants. Cost is determined using the weighted-average method.
During the second quarter of 2019, management performed a comprehensive review of its inventory accounting policy and determined that certain parts initially expensed upon purchase should instead be recorded as inventory when acquired and expensed when ultimately utilized. As a result, inventories reported in previous periods were understated by the amount of parts that remained on hand at the respective balance sheets date. Previously reported equipment costs were overstated by the net amount of any such inventory purchased in excess of amounts utilized in a given reporting period. The Company recorded an out-of-period correction to increase inventories and decrease equipment costs by $2,775 ($2,040 net of deferred tax) during the year ended December 31, 2019. Management concluded the impact of these adjustments were not material to any previously issued annual financial statements.
l) Property, plant and equipment
Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.
Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 - 120,000 hours
Major component parts in use	Units of production	2,500 - 50,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation
The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized. Intangible assets are recorded within other assets on the Consolidated Balance Sheets.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Consolidated Financial Statements December 31, 2020	F - 10	North American Construction Group Ltd.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Partnership relationship	Straight-line	5 years
n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At March 31, 2020 impairment indicators were detected as a result of the uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. The Company completed an impairment test comparing the net carrying value of its long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2020, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:
•management, having the authority to approve the action, commits to a plan to sell the assets;
•the assets are available for immediate sale in their present condition;
•an active program to locate buyers and other actions to sell the assets have been initiated;
•the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•the assets are being actively marketed at reasonable prices in relation to their fair value; and
•it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment

Consolidated Financial Statements December 31, 2020	F - 11	North American Construction Group Ltd.

will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings and included under general and administrative costs on the Consolidated Statements of Operations and Comprehensive Income.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations and Comprehensive Income.
s) Stock-based compensation
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 17(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 17(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. At the maturity

Consolidated Financial Statements December 31, 2020	F - 12	North American Construction Group Ltd.

date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 17(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
The Company has a Share Option Plan which is described in note 17(d). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
As stock-based compensation expense recognized in the Consolidated Statements of Earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.
t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 15(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
The Company adopted the new standard for leases, Topic 842, effective January 1, 2019. The Company applied the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019 and comparative period financial information was not adjusted. The Company elected to adopt the package of practical expedients available upon transition, and therefore did not reassess: (1) whether expired or existing contracts contain leases under the new definition of a lease, (2) lease classification for expired or existing leases, or (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, the Company elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised.
The adoption of this new standard had an impact on the Company’s Consolidated Balance Sheets where the Company was required to recognize ROU assets and lease liabilities for operating leases. However, there was no adjustment to opening equity at January 1, 2019. As a result of adoption Topic 842, on January 1, 2019 the Company recognized operating lease liabilities of $17,410 (of which $3,407 was current and $14,003 was non-current) and operating lease ROU assets of $16,021. ROU assets are net of $1,389 related to deferred lease inducements previously included in other long-term obligations. In addition, the Company reclassified its capital lease obligations (of which $32,250 was current and $54,318 was noncurrent) to the corresponding finance lease obligations captions on the Consolidated Balance Sheets.
For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and

Consolidated Financial Statements December 31, 2020	F - 13	North American Construction Group Ltd.

property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately. The Company also entered into agreements as a lessor for equipment leases.
If any of the following criteria are met, the Company classifies the lease as a sales-type lease:
•The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
•The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

Consolidated Financial Statements December 31, 2020	F - 14	North American Construction Group Ltd.

•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
•The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.
•It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.
For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 20% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in

Consolidated Financial Statements December 31, 2020	F - 15	North American Construction Group Ltd.

the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss after tax and noncontrolling interests in the subsidiaries of the affiliate or joint venture. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.
x) Government assistance
The Company may receive compensation from government-funded assistance, which provides compensation for expenses incurred. These amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income on a systematic basis in the periods in which the expenses are recognized. These amounts are presented as a reduction to the related expense.
y) Derivative instruments
The Company uses derivative financial instruments to manage financial risks from fluctuations in share prices. These instruments included swap agreements related to the conversion of convertible debentures. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.
3. Accounting pronouncements recently adopted
a) Financial instruments - credit losses
The Company adopted the new standard for credit losses effective January 1, 2020, which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The Company applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity at adoption (January 1, 2020). This transition method allowed the Company to not apply the new guidance, including disclosure requirements, to the comparative period presented. The adoption of this new standard did not have a material impact to the financial statements. Due to the limited historical default rates, there was no adjustment to opening equity at adoption.
b) Fair value measurement
The Company adopted the new standard for fair value measurement effective January 1, 2020. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.

Consolidated Financial Statements December 31, 2020	F - 16	North American Construction Group Ltd.

c) Internal-use software
The Company adopted the new standard for internal-use software effective January 1, 2020. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have a material impact to the financial statements.
d) Related party guidance for variable interest entities
The Company adopted the new standard for related party guidance for variable interest entities effective January 1, 2020. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have a material impact to the financial statements.
4. Recent accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.
5. Accounts receivable

	December 31, 2020	December 31, 2019
Trade	$23,692	$38,686
Holdbacks	64	7,152
Accrued trade receivables	8,445	13,174
Contract receivables	$32,201	$59,012
Other	4,172	7,734
	$36,373	$66,746
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 14(d).

Consolidated Financial Statements December 31, 2020	F - 17	North American Construction Group Ltd.

6. Revenue
a) Disaggregation of revenue

Year ended December 31,	2020	2019
Revenue by source
Operations support services	$493,407	$586,757
Construction services	6,967	132,310
	$500,374	$719,067

By commercial terms
Time-and-materials	$263,854	$343,156
Unit-price	225,667	375,911
Lump-sum	10,853	—
	$500,374	$719,067

Revenue recognition method
As-invoiced	$341,999	$467,013
Cost-to-cost percent complete	158,375	252,054
	$500,374	$719,067
b) Contract balances

	December 31, 2020	December 31, 2019
Contract assets	$7,034	$19,193
Contract liabilities	1,512	23
The following table provides information about significant changes in the contract assets:

Year ended December 31,	2020	2019
Balance, beginning of year	$19,193	$10,673
Transferred to receivables from contract assets recognized at the beginning of the period	(16,516)	(10,276)
Decreases due to derecognition of unpriced contract modifications	(2,677)	—
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	6,909	14,892
Increases as a result of work completed, but not yet an unconditional right to consideration	125	5,736
Decreases due to effect of change in presentation of NL Partnership	—	(1,832)
Balance, end of year	$7,034	$19,193
The following table provides information about significant changes in the contract liabilities:

Year ended December 31,	2020	2019
Balance, beginning of year	$23	$4,032
Revenue recognized that was included in the contract liability balance at the beginning of the period	(23)	(4,031)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,512	174
Decreases due to effect of change in presentation of NL Partnership	—	(152)
Balance, end of year	$1,512	$23
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2020	2019
Revenue recognized	$1,403	$1,857
These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
c) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the year ended December 31, 2020 of $nil (December 31, 2019 - $4,936).

Consolidated Financial Statements December 31, 2020	F - 18	North American Construction Group Ltd.

The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at December 31, 2020 of $nil (December 31, 2019 - $5,312).
The change in unpriced contract modifications during the year ended December 31, 2020 was largely due to resolved unpriced contract modifications.
d) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2021	$87,289
2022	11,717
2023	11,717
2024	9,270
2025	6,823
$126,816
e) Contract costs
The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	December 31, 2020	December 31, 2019
Fulfillment costs	$1,432	$1,016
Reimbursable bid costs	537	—
	$1,969	$1,016
During the year ended December 31, 2020, fulfillment costs of $2,256 were capitalized and reimbursable bid costs of $537 were capitalized (December 31, 2019 - $1,016 and $nil, respectively).
7. Long-term debt

	Note	December 31, 2020	December 31, 2019
Credit Facility	7(a)	$220,000	$190,000
Convertible debentures	7(b)	55,000	94,031
Mortgages		21,206	21,739
Financing obligations	7(c)	51,118	15,435
Promissory notes	7(d)	12,726	14,648
Unamortized deferred financing costs	7(e)	(2,196)	(3,896)
		$357,854	$331,957
Less: current portion of long-term debt		(16,307)	(18,514)
		$341,547	$313,443
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2020 are: $16.3 million in 2021, $16.8 million in 2022, $237.4 million in 2023, $15.1 million in 2024 and $1.3 million in 2025.

Consolidated Financial Statements December 31, 2020	F - 19	North American Construction Group Ltd.

a) Credit facility
On October 8, 2020 the Company entered into an amendment to our Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate led by National Bank Financial Inc. that increased allowed borrowing under the revolving loan ("Revolver") to $325.0 million with the ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. During the year ended December 31, 2020, financing costs of $965 were incurred in connection with the amended Credit Facility and are included in other assets on the Consolidated Balance Sheets.
On November 23, 2018 the Company entered into an Amended and Restated Credit Agreement (the "Previous Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Previous Credit Facility was compromised solely of a revolving loan which allowed borrowings up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions. The Previous Facility permitted finance lease obligations to a limit of $150.0 million and other borrowings outstanding of $20.0 million.
As at December 31, 2020, there was $0.9 million (December 31, 2019 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $104.1 million (December 31, 2019 - $109.1 million). As at December 31, 2020, there was $29.4 million in borrowing availability under finance lease obligations (December 31, 2019 - $53.9 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations, financing obligations and equipment promissory notes.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2020, the Company was in compliance with its financial covenants.
•The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.
◦"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.
The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.
•The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt / Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the BDC mortgage.

Consolidated Financial Statements December 31, 2020	F - 20	North American Construction Group Ltd.

Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31, 2019 are now included in investments in affiliates and joint ventures on the Consolidated Balance Sheets (note 10).
b) Convertible debentures

	December 31, 2020	December 31, 2019
5.00% convertible debentures	$55,000	$55,000
5.50% convertible debentures	—	39,031
	$55,000	$94,031
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
The 5.50% convertible debentures were issued March 15, 2017 and the Company incurred debt issuance costs of $2,133. The debentures were expected to mature on March 31, 2024 and were convertible, at the option of the Company, at a conversion price of $10.85. On April 6, 2020, the 5.50% convertible debentures were redeemed in accordance with their terms. The Company satisfied the redemption price through the issuance of 4,583,655 common shares. Accrued and unpaid interest was settled in cash. The principal amount of debentures derecognized was $38,605. In the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.
On March 23, 2020 the Company entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210 based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of the Company’s shares at the settlement date.
In April 2020, an additional swap agreement was entered into with respect to these shares. As at December 31, 2020, the Company recognized a realized gain of $2,142 and an unrealized gain of $4,334 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. This swap agreement is expected to mature in June 2021.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as a financing transaction rather than a finance lease. During the year ended December 31, 2020, the Company recorded new financing obligations of $45,357. The finance contracts expire between June 2024 and May 2025 and bear interest at rates between 2.38% and 3.34%. The finance obligations are secured by the corresponding property, plant and equipment.
d) Promissory note
During the year ended December 31, 2020, the Company recorded a new equipment promissory note of $15,100. The contract expires May 2024 and bears interest at 3.45%. The promissory note is secured by the corresponding property, plant and equipment. During the year ended December 31, 2020, the Company settled and made payment of $17,022 towards promissory notes.

Consolidated Financial Statements December 31, 2020	F - 21	North American Construction Group Ltd.

e) Deferred financing costs

	December 31, 2020	December 31, 2019
Cost	$2,784	$4,918
Accumulated amortization	588	1,022
	$2,196	$3,896
During the year ended December 31, 2020, the Company wrote off unamortized deferred financing costs related to the convertible debentures of $1,286.
8. Property, plant and equipment

December 31, 2020	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$352,948	$102,624	$250,324
Major component parts in use	326,022	111,583	214,439
Other equipment	41,934	27,041	14,893
Licensed motor vehicles	16,387	10,592	5,795
Office and computer equipment	6,337	4,137	2,200
Land	10,472	—	10,472
Buildings	22,701	3,062	19,639
	776,801	259,039	517,762

Assets under finance lease
Heavy equipment	97,871	25,454	72,417
Major component parts in use	52,798	16,264	36,534
Other equipment	5,287	966	4,321
Licensed motor vehicles	3,629	959	2,670
	159,585	43,643	115,942

Total property, plant and equipment	$936,386	$302,682	$633,704

December 31, 2019	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$299,298	$70,031	$229,267
Major component parts in use	252,328	92,161	160,167
Other equipment	40,344	25,328	15,016
Licensed motor vehicles	14,270	9,463	4,807
Office and computer equipment	5,154	3,511	1,643
Land	13,829	—	13,829
Buildings	26,281	2,421	23,860
	651,504	202,915	448,589

Assets under finance lease
Heavy equipment	132,270	43,466	88,804
Major component parts in use	71,706	27,918	43,788
Other equipment	2,126	264	1,862
Licensed motor vehicles	5,617	1,551	4,066
Office and computer equipment	691	71	620
	212,410	73,270	139,140

Total property, plant and equipment	$863,914	$276,185	$587,729
9. Leases
The Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have lease terms of one to 15 years, with options to extend on certain leases for terms up to five years.

Consolidated Financial Statements December 31, 2020	F - 22	North American Construction Group Ltd.

a) Lease expenses and (income)

Year ended December 31,	2020	2019
Short-term lease expense	$14,555	$36,179
Operating lease expense	4,740	4,435
Operating lease income	(8,118)	(3,074)
The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.
During the year ended December 31, 2020, depreciation of equipment under finance leases was $17,147 (December 31, 2019 - $26,416).
b) Supplemental balance sheet information

	December 31, 2020	December 31, 2019
Net book value of property, plant and equipment under finance leases	$115,942	$139,140
Weighted-average remaining lease term (in years):
Finance leases	3.0	3.1
Operating leases	8.1	8.3
Weighted-average discount rate:
Finance leases	3.66%	3.94%
Operating leases	4.79%	4.80%
c) Maturity analysis
The future minimum lease payments and receipts from non-cancellable operating leases as at December 31, 2020 for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2021	$28,969	$4,768	$8,179
2022	22,735	3,702	7,276
2023	13,942	2,413	6,121
2024	6,442	1,193	493
2025 and thereafter	1,358	10,160	—
Total minimum lease payments	$73,446	$22,236	$22,069
Less: amount representing interest	(3,974)	(4,114)
Carrying amount of minimum lease payments	$69,472	$18,122
Less: current portion of leases	(26,895)	(4,004)
	$42,577	$14,118
10. Investments in affiliates and joint ventures
The Company accounts for these investments as follows:

Investee name:	Interest	Consolidation
Nuna East Ltd.	37%	Equity method
Nuna Pang Contracting Ltd.	37%	Equity method
Nuna West Mining Ltd.	49%	Equity method
1229181 B.C Ltd.	49%	Equity method
North American Nuna Joint Venture	50%	Equity method
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate

Consolidated Financial Statements December 31, 2020	F - 23	North American Construction Group Ltd.

Upon initial acquisition of the interest in the Nuna Logistics Partnership ("NL Partnership"), the Company accounted for this investment using proportionate consolidation. On November 1, 2019, the Company entered into a transaction to reorganize its investment in the NL Partnership. Subsequent to the reorganization, the Company's investment in the NL Partnership is held through 1229181 B.C. Ltd. and the Company changed its presentation of NL Partnership and applied the equity method prospectively as of November 1, 2019. The assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investment in affiliates and joint ventures.
During the year ended December 31, 2020, North American Nuna Joint Venture was formed between the Company and NL Partnership for the purpose of bidding on certain projects. Equity earnings in affiliates and joint ventures includes both the Company's direct share of the earnings of this joint venture and the portion recognized via its investment in NL Partnership. The Company is not the primary beneficiary of this variable interest entity because it does not have the power to direct the activities that most significantly impact the entity’s economic performance.
The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2020	December 31, 2019
Balance, beginning of the year	$42,908	$11,788
Additions due to change in presentation of NL Partnership	—	37,025
Additions	2,790	—
Share of net income	5,942	2,780
Dividends, repayments of loans and other adjustments	(7,590)	(8,685)
Balance, end of the year	$44,050	$42,908
During the year ended December 31, 2020, the Company invested $1,810 in cash and $980 in property, plant and equipment for the investments in NAYL Realty Inc. and BNA Remanufacturing Limited Partnership.
The financial information for the share of the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current assets	$51,727	$33,734
Non-current assets	40,858	21,370
Total assets	$92,585	$55,104
Liabilities
Current liabilities	$24,200	$10,590
Non-current liabilities	24,335	2,614
Total liabilities	$48,535	$13,204
Statements of Operations and Comprehensive Income

Year ended December 31,	2020	2019
Revenues	$59,944	$24,689
Gross profit	9,833	5,148
Income before taxes	7,717	3,782
Net income and comprehensive income	5,942	2,780

Consolidated Financial Statements December 31, 2020	F - 24	North American Construction Group Ltd.

11. Income taxes
Income tax expense differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2020	2019
Income before income taxes	$60,472	$39,991
Tax rate	23.00%	26.50%
Expected expense	$13,909	$10,598
Decrease related to:
Impact of enacted future statutory income tax rates	(211)	(5,797)
Rate differential on equity earnings in affiliates and joint ventures	(1,606)	(859)
Other	(828)	(1,097)
Deferred income tax expense	$11,264	$2,845
Current income tax expense	—	13
Total income tax expense	$11,264	$2,858
The deferred tax assets and liabilities are summarized below:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Non-capital and net capital loss carryforwards	$40,758	$44,763
Finance lease obligations	27,736	27,220
Stock-based compensation	2,872	3,393
Other	1,990	682
Subtotal	$73,356	$76,058
Less: valuation allowance	(391)	(881)
	$72,965	$75,177

Deferred tax liabilities:
Contract assets	$1,524	$4,805
Property, plant and equipment	117,768	106,104
Other	1,461	1,114
	$120,753	$112,023

Net deferred income tax liability	$47,788	$36,846
Classified as:

	December 31, 2020	December 31, 2019
Deferred tax asset	$16,407	$15,655
Deferred tax liability	(64,195)	(52,501)
	$(47,788)	$(36,846)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction and two U.S state jurisdictions.

Consolidated Financial Statements December 31, 2020	F - 25	North American Construction Group Ltd.

At December 31, 2020, the Company has a deferred tax asset of $40,367 resulting from non-capital loss carryforwards of $175,507, which expire as follows:

December 31, 2020
2026	$279
2031	179
2032	4,672
2033	5,893
2034	819
2036	3,125
2037	17,799
2038	86,979
2039	39,470
2040	16,292
$175,507
At December 31, 2020, the Company has recorded a valuation allowance against the deferred tax asset of $391 resulting from net capital loss carryforwards of $3,399, which have an indefinite life.
On October 20, 2020, Bill 35 was substantively enacted which accelerated the previous Job Creation Tax Cut, resulting in a reduction to the Alberta general corporate income tax rate from 10% to 8% on July 1, 2020. Due to the reduction in Alberta general corporate income tax rate, the Company has remeasured its deferred tax assets and deferred tax liabilities as at December 31, 2020.
12. Accrued liabilities

	Note	December 31, 2020	December 31, 2019
Payroll liabilities		$11,929	$11,973
Income and other taxes payable		3,216	38
Dividends payable	15(c)	1,167	1,030
Accrued interest payable		856	1,557
Liabilities related to short-term rentals		730	2,405
Other		1,213	557
		$19,111	$17,560
13. Other long-term obligations

	Note	December 31, 2020	December 31, 2019
Directors' deferred stock unit plan	17(c)	$10,761	$14,375
Deferred gain on sale-leaseback	13(a)	4,748	6,593
Other		3,341	3,536
		$18,850	$24,504
a) Deferred gain on sale-leaseback
Changes in deferred gains on sale-leaseback transactions of heavy equipment are summarized below.

	December 31, 2020	December 31, 2019
Balance, beginning of year	$6,593	$8,438
Amortization of deferred gain on sale-leaseback	(1,845)	(1,845)
Balance, end of year	$4,748	$6,593
The gain on sale was deferred and is being amortized in the Consolidated Statements of Operations and Comprehensive Income over the expected useful life of the equipment.
14. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and

Consolidated Financial Statements December 31, 2020	F - 26	North American Construction Group Ltd.

techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	55,000	52,250	94,031	112,970
Financing obligations	Level 2	51,118	49,938	15,435	13,647
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the year ended December 31, 2020, the Company recognized $28,232 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $16,241, $9,107 and $2,884 respectively.
c) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2020, the Company held $220.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2019 – $190.0 million). As at December 31, 2020, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $2.2 million corresponding change in annual interest expense.

Consolidated Financial Statements December 31, 2020	F - 27	North American Construction Group Ltd.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.
d) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2020	2019
Customer A	45%	33%
Customer B	30%	22%
Customer C	11%	13%
Customer D	10%	27%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2020 and December 31, 2019, the following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2020	December 31, 2019
Customer 1	39%	36%
Customer 2	20%	12%
Customer 3	16%	13%
Customer 4	—%	25%
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2020	December 31, 2019
Trade accounts receivable	$23,692	$38,686
Holdbacks	64	7,152
Accrued trade receivables	8,445	13,174
Contract receivables, included in accounts receivable	$32,201	$59,012
Other receivables	4,172	7,734
Total accounts receivable	$36,373	$66,746
Contract assets	7,034	19,193
Total	$43,407	$85,939
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2020 and December 31, 2019, trade receivables and holdbacks are aged as follows:

	December 31, 2020	December 31, 2019
Not past due	$21,725	$35,409
Past due 1-30 days	1,821	10,380
Past due 31-60 days	85	5
More than 61 days	125	44
Total	$23,756	$45,838
As at December 31, 2020, the Company has recorded an allowance for credit losses of $nil (December 31, 2019 - $nil).

Consolidated Financial Statements December 31, 2020	F - 28	North American Construction Group Ltd.

15. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Issued upon exercise of stock options	327,000	—	327,000
Issued upon conversion of convertible debentures	87,096	—	87,096
Purchase of treasury shares	—	(735,857)	(735,857)
Settlement of certain equity classified stock-based compensation	—	1,095,001	1,095,001
Issued and outstanding at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Issued upon exercise of stock options	109,100	—	109,100
Issued upon conversion of convertible debentures	4,622,916	—	4,622,916
Retired through share purchase program	(1,223,097)	—	(1,223,097)
Purchase of treasury shares	—	(907,462)	(907,462)
Settlement of certain equity classified stock-based compensation	—	787,728	787,728
Issued and outstanding at December 31, 2020	31,011,831	(1,845,201)	29,166,630
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2020, the Company repurchased 372,628 shares for $3,576 to satisfy the recipient tax withholding requirements (year ended December 31, 2019 - 513,540 shares for $7,246). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.
b) Net income per share

Year ended December 31,	2020	2019
Net income available to common shareholders	$49,208	$36,878
Interest from convertible debentures (after tax)	2,370	3,590
Diluted net income available to common shareholders	$51,578	$40,468

Weighted-average number of common shares	28,165,130	25,444,374
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,949,717	1,898,645
Dilutive effect of stock options	90,741	255,378
Dilutive effect of 5.00% convertible debentures	2,095,236	1,647,487
Dilutive effect of 5.50% convertible debentures	—	3,597,327
Weighted-average number of diluted common shares	32,300,824	32,843,211

Basic net income per share	$1.75	$1.45
Diluted net income per share	$1.60	$1.23
For the year ended December 31, 2020, all securities were dilutive (year ended December 31, 2019, all securities were dilutive).
Commencing on March 12, 2020, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the year ended December 31, 2020, the Company purchased and subsequently cancelled 1,223,097 shares under this NCIB, which resulted in a decrease of common shares of $9,863 and an increase to additional paid-in capital of $755.
Subsequent to the year ended December 31, 2020, the Company purchased and subsequently cancelled 377,500 shares under this NCIB, which resulted in a decrease of common shares of $3,068 and an increase to additional paid-in capital of $1,838.
c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q4 2019	October 29, 2019	$0.04	November 30, 2019	January 3, 2020	$1,030
Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023
Q2 2020	May 5, 2020	$0.04	May 29, 2020	July 3, 2020	$1,162
Q3 2020	July 28, 2020	$0.04	August 31, 2020	October 2, 2020	$1,156
Q4 2020	October 27, 2020	$0.04	November 30, 2020	January 8, 2021	$1,167

Consolidated Financial Statements December 31, 2020	F - 29	North American Construction Group Ltd.

16. Interest expense, net

Year ended December 31,	2020	2019
Credit facilities	$8,189	$9,826
Convertible debentures	3,299	4,318
Finance lease obligations	3,184	3,691
Mortgages	999	963
Promissory notes	664	1,691
Financing obligations	1,265	272
Amortization of deferred financing costs	1,091	969
Interest expense	$18,691	$21,730
Other interest income	(10)	(107)
	$18,681	$21,623
17. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2020	2019
Restricted share unit plan	17(a)	$1,991	$1,933
Performance restricted share unit plan	17(b)	2,031	1,892
Deferred stock unit plan	17(c)	(2,078)	5,618
		$1,944	$9,443
a) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2018	948,093	5.88
Granted	193,450	13.40
Vested	(465,194)	4.15
Forfeited	(26,272)	6.01
Outstanding at December 31, 2019	650,077	9.35
Granted	298,142	8.55
Vested	(269,484)	6.19
Forfeited	(37,264)	8.81
Outstanding at December 31, 2020	641,471	10.34
At December 31, 2020, there were approximately $3,290 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2019 – $3,104) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.6 years (December 31, 2019 – 1.3 years). During the year ended December 31, 2020, 269,484 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2019 - 465,194 units vested, of which 426,514 were settled with common shares purchased through a trust arrangement).
b) Performance restricted share unit plan
Performance Restricted Share Units ("PSU") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

Consolidated Financial Statements December 31, 2020	F - 30	North American Construction Group Ltd.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2018	741,117	5.92
Granted	122,274	13.12
Vested	(372,924)	4.45
Forfeited	(8,560)	8.09
Outstanding at December 31, 2019	481,907	8.85
Granted	211,754	8.55
Vested	(201,104)	8.51
Outstanding at December 31, 2020	492,557	8.86
At December 31, 2020, there were approximately $3,405 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2019 - $2,905) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.6 years (December 31, 2019 - 1.2 years). During the year ended December 31, 2020, 201,104 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 2.00 common shares per PSU based on performance against grant date criteria (December 31, 2019 - 372,924 units at a factor of 2.00 vested, of which 334,244 units were settled).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2020 and 2019 using a Monte Carlo simulation with the following assumptions:

	2020	2019
Risk-free interest rate	0.30%	1.43%
Expected volatility	48.71%	40.12%
c) Deferred stock unit plan
Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021 to require directors to take at least 60% and up to 100% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% if of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.
The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units
Outstanding at December 31, 2018	1,126,239
Granted	82,191
Redeemed	(307,385)
Outstanding at December 31, 2019	901,045
Granted	114,020
Redeemed	(9,562)
Outstanding at December 31, 2020	1,005,503
At December 31, 2020, the fair market value of these units was $12.42 per unit (December 31, 2019 – $15.95 per unit). At December 31, 2020, the current portion of DSU liabilities of $1,728 was included in accrued liabilities (December 31, 2019 - $nil) and the long-term portion of DSU liabilities of $10,761 was included in other long-term obligations (December 31, 2019 - $14,375) in the Consolidated Balance Sheets. During the year ended December 31, 2020, there were 9,562 units redeemed and settled in cash for $103 (December 31, 2019 - 307,385 units were redeemed and settled in cash for $5,084). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

Consolidated Financial Statements December 31, 2020	F - 31	North American Construction Group Ltd.

d) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2020, 2,382,019 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted-average exercise price $ per share
Outstanding at December 31, 2018	565,600	5.40
Exercised(i)	(327,000)	5.97
Outstanding at December 31, 2019	238,600	4.61
Exercised(i)	(109,100)	4.91
Forfeited or expired	(4,500)	10.13
Outstanding at December 31, 2020	125,000	4.16
(i) All stock options exercised resulted in new common shares being issued (note 15(a)).
Cash received from options exercised for the year ended December 31, 2020 was $537 (2019 - $1,953). For the year ended December 31, 2020, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $535 (December 31, 2019 - $3,274).
The following table summarizes information about stock options outstanding at December 31, 2020:

	Options outstanding and exercisable
Exercise price	Number	Weighted-average remaining life	Weighted- average exercise price
$2.75	73,400	1.7 years	$2.75
$5.91	31,100	3.0 years	$5.91
$6.56	20,500	0.9 years	$6.56
	125,000	1.9 years	$4.16
At December 31, 2019, the weighted-average remaining contractual life of outstanding options was 2.4 years and the weighted-average exercise price was $4.61. The fair value of options vested during the year ended December 31, 2020 was $nil (December 31, 2019 – $nil). At December 31, 2020, the Company had 125,000 exercisable options (December 31, 2019 – 238,600) with a weighted-average exercise price of $4.16 (December 31, 2019 – $4.61).
At December 31, 2020 and 2019 there were no compensation costs related to non-vested awards not yet recognized and no stock options granted under this plan.

Consolidated Financial Statements December 31, 2020	F - 32	North American Construction Group Ltd.

18. Other information
a) Supplemental cash flow information

Year ended December 31,	2020	2019
Cash paid during the year for:
Interest	$18,526	$20,039
Cash received during the year for:
Interest	151	72
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	27,882	28,107
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	(980)	—
Increase in assets held for sale, offset by property, plant and equipment	7,127	4,230
Non-cash working capital exclusions:
Net decrease in accounts receivable relating to other adjustments to investments in affiliates and joint ventures	(911)	—
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	294	428
Net decrease in other accrued liabilities	—	582
Net increase in accrued liabilities related to the current portion of deferred stock units liability	(1,727)	—
Net increase in accrued liabilities related to dividend payable	(137)	(530)
Net decrease in long-term portion of payroll liabilities	—	536
Non-cash working capital transactions related to the reorganization of investments in affiliates and joint ventures:
Decrease in accounts receivable	—	(10,260)
Decrease in contract assets	—	(1,832)
Decrease in inventory	—	(4,321)
Decrease in prepaid expenses	—	(341)
Decrease in contract costs	—	(349)
Decrease in accounts payable	—	3,859
Decrease in accrued liabilities	—	1,615
Decrease in contract liabilities	—	152
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2020	2019
Operating activities:
Accounts receivable	$29,462	$5,393
Contract assets	12,159	(10,352)
Inventories	2,475	(12,579)
Contract costs	(953)	943
Prepaid expenses and deposits	(593)	(663)
Accounts payable	(46,832)	28,600
Accrued liabilities	(19)	1,034
Contract liabilities	1,489	(3,857)
	$(2,812)	$8,519
19. Related party transactions
Amounts payable and receivables from joint ventures and affiliates are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the balance sheet balances with North American Nuna Joint Venture, NL Partnership and its affiliates:

	December 31, 2020	December 31, 2019
Accounts receivable	$1,179	$1,202
Other assets	1,432	—
Accounts payable and accrued liabilities	5,296	251
In June of 2019, the Company purchased heavy equipment from the NL Partnership for $1,300 settled in cash.

Consolidated Financial Statements December 31, 2020	F - 33	North American Construction Group Ltd.

The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of management fees and equipment rental revenue. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2020 and 2019, revenue earned from these services was not material.
20. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

Consolidated Financial Statements December 31, 2020	F - 34	North American Construction Group Ltd.