Form 40-F
period 2021-12-31
North American Construction Group Ltd.
filed 2022-02-16
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-33161

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
30,022,928 Common Shares
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒
Auditor Name: KPMG LLP        Auditor Location: Edmonton, AB, Canada    Auditor Firm ID: 85

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended December 31, 2021, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.3 to this Annual Report on Form 40-F and are incorporated herein by reference.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.

DISCLOSURES REGARDING CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Please see “Internal Systems and Processes—Evaluation of Disclosure Controls and Procedures” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
Management’s Annual Report on Internal Control Over Financial Reporting
Please see “Internal Systems and Processes—Management’s Report on Internal Controls Over Financial Reporting (ICFR)” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
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
Changes in Internal Control over Financing Reporting
Please see “Internal Systems and Processes—Material Changes to the Internal Controls over Financial Reporting” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
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
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as such term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Conduct and Ethics Policy”, that applies to all employees of the Registrant, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct and Ethics Policy is available for viewing on the Registrant’s website at www.nacg.ca under "Social Responsibility-Code of Conduct & Ethics”. There were not any amendments to any provision of the Code of Conduct and Ethics Policy during the fiscal year ended December 31, 2021 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the fiscal year ended December 31, 2021 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AND PRE-APPROVAL POLICIES AND PROCEDURES
Please see “The Board and Board Committees” included in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS
We currently do not have any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Please see “Contractual Obligations and Other Commitments” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Please see “The Board and Board Committees—Audit Committee” included in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
NYSE CORPORATE GOVERNANCE RULES
The Registrant has reviewed the New York Stock Exchange’s corporate governance rules and confirms that the Registrant’s corporate governance practices are not significantly different from those required of domestic companies under the New York Stock Exchange’s listing standards.
MINE SAFETY DISCLOSURE
Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is set out under the heading “U.S. Mine Safety Disclosure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

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
Joseph Lambert
Chief Executive Officer
Date: February 16, 2022

DOCUMENTS AND EXHIBIT INDEX

99.1	North American Construction Group Ltd. Announces Results for the Year Ended December 31, 2021.

99.2	Annual Information Form for the fiscal year ended December 31, 2021.

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021.

99.4	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021.

99.5	Consent of KPMG LLP.

99.6	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.8	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information from North American Construction Group Ltd.’s audited Consolidated Financial Statements, formatted in iXBRL (Inline eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations and Comprehensive (Loss) Income; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements.

Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 16, 2022 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired DGI (Aust) Trading Pty Ltd. (“DGI”) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, DGI’s internal control over financial reporting representing approximately 2% of total assets, 2% of revenues and 1% net income, respectively, for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of DGI.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

Chartered Professional Accountants
Edmonton, Canada
February 16, 2022

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
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimation of total costs to be incurred for unit-price long-term contract revenue
As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. For the year ended December 31, 2021, total contract revenues recognized by the Company were $654.1 million, including $82.4 million recognized under unit-price contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time based on the ratio of actual costs incurred to date divided by the Company’s estimated total costs (ETC).
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls within the Company’s revenue recognition process. This included controls related to the review of the ETC for unit-price contracts with defined scope that were in-progress at year-end. For a selection of these contracts, we evaluated the reasonableness of the Company’s determination of ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We inspected the executed contract with the customer to evaluate the Company’s identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; changes in productivity expectations; extended overhead due to owner, weather, and other delays; differences in site conditions from the original bid; the availability and skill level of workers in the geographic location of the project; and changes in the availability and proximity of equipment and materials. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.
We have served as the Company’s auditor since 1998.

Chartered Professional Accountants
Edmonton, Canada
February 16, 2022
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2021	2020
			Note 22
Assets
Current assets
Cash		$16,601	$43,447
Accounts receivable	5,11	68,787	36,231
Contract assets	6(b)	9,759	7,008
Inventories	7	44,544	19,151
Prepaid expenses and deposits		6,828	4,977
Assets held for sale		660	4,129
Derivative financial instruments	8(b)	—	4,334
		147,179	119,277
Property, plant and equipment, net of accumulated depreciation $339,505 (2020 – $302,161)	9	640,950	632,210
Operating lease right-of-use assets	10	14,768	18,192
Investments in affiliates and joint ventures	11	55,974	46,263
Other assets		6,000	6,336
Goodwill and intangible assets	12	4,407	378
Deferred tax assets	13	—	16,407
Total assets		$869,278	$839,063
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$76,251	$41,428
Accrued liabilities	14	33,389	19,382
Contract liabilities	6(b)	3,349	1,512
Current portion of long-term debt	8	19,693	16,263
Current portion of finance lease obligations	10	25,035	26,895
Current portion of operating lease liabilities	10	3,317	4,004
		161,034	109,484
Long-term debt	8	306,034	341,396
Finance lease obligations	10	29,686	42,577
Operating lease liabilities	10	11,461	14,118
Other long-term obligations	15	26,400	18,850
Deferred tax liabilities	13	56,200	64,195
		590,815	590,620
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2021 - 30,022,928 (December 31, 2020 – 31,011,831))	17(a)	246,944	255,064
Treasury shares (December 31, 2021 - 1,564,813 (December 31, 2020 - 1,845,201))	17(a)	(17,802)	(18,002)
Additional paid-in capital		37,456	46,536
Retained earnings (deficit)		11,863	(35,155)
Accumulated other comprehensive income		2	—
Shareholders' equity		278,463	248,443
Total liabilities and shareholders' equity		$869,278	$839,063
Contingencies	21
Approved on behalf of the Board

/s/ Joseph Lambert	/s/ Bryan D. Pinney
Joseph Lambert, President and Chief Executive Officer	Bryan D. Pinney, Lead Director
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2021	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2021	2020
			Note 22
Revenue	6	$654,143	$498,468
Project costs	2(b)	223,537	140,341
Equipment costs	2(b)	232,173	177,127
Depreciation		108,016	88,782
Gross profit		90,417	92,218
General and administrative expenses	2(b),6(d),12,19	35,374	24,437
(Gain) loss on disposal of property, plant and equipment		(85)	659
Operating income		55,128	67,122
Interest expense, net	18	19,032	18,656
Equity earnings in affiliates and joint ventures	11	(21,860)	(7,740)
Net realized and unrealized gain on derivative financial instruments	8(b)	(2,737)	(4,266)
Income before income taxes		60,693	60,472
Current income tax expense	13	1,000	—
Deferred income tax expense	13	8,285	11,264
Net income		51,408	49,208
Other comprehensive income
Unrealized foreign currency translation gain		(2)	—
Comprehensive income		$51,410	$49,208

Per share information
Basic net income per share	17(b)	$1.81	$1.75
Diluted net income per share	17(b)	$1.64	$1.60
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2021	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$—	$180,119
Net income	—	—	—	49,208	—	49,208
Dividends ($0.16 per share)	—	—	—	(4,508)	—	(4,508)
Exercise of stock options	895	—	(358)	—	—	537
Conversion of convertible debentures	38,066	—	—	—	—	38,066
Share purchase program	(9,863)	—	755	—	—	(9,108)
Purchase of treasury shares	—	(9,893)	—	—	—	(9,893)
Stock-based compensation	—	7,802	(3,780)	—	—	4,022
Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443
Net income	—	—	—	51,408	—	51,408
Unrealized foreign currency translation gain	—	—	—	—	2	2
Dividends ($0.16 per share)	—	—	—	(4,390)	—	(4,390)
Exercise of stock options	859	—	(340)	—	—	519
Share purchase programs	(8,979)	—	(7,540)	—	—	(16,519)
Purchase of treasury shares	—	(5,500)	—	—	—	(5,500)
Stock-based compensation	—	5,700	(1,200)	—	—	4,500
Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2021	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2021	2020
			Note 22
Cash provided by
Operating activities:
Net income		$51,408	$49,208
Adjustments to reconcile net income to cash from operating activities:
Depreciation		108,016	88,782
Amortization of deferred financing costs	18	1,064	1,091
(Gain) loss on disposal of property, plant and equipment		(85)	659
Net realized and unrealized gain on derivative financial instruments		(2,737)	(4,266)
Stock-based compensation expense	19	11,606	1,944
Cash settlement of directors' deferred share unit plan	19(c)	(2,300)	(103)
Equity earnings in affiliates and joint ventures	11	(21,860)	(7,740)
Dividends and advances received from affiliates and joint ventures	11	11,270	8,621
Other adjustments to cash from operating activities		(158)	483
Deferred income tax expense	13	8,285	11,264
Net changes in non-cash working capital	20(b)	671	(3,393)
		165,180	146,550
Investing activities:
Acquisition of DGI (Aust) Trading Pty Limited, net of cash acquired	12	(11,395)	—
Purchase of property, plant and equipment		(112,563)	(117,069)
Additions to intangible assets		(1,228)	(272)
Proceeds on disposal of property, plant and equipment		17,141	2,784
Investment in affiliates and joint ventures	11	(1,959)	(1,810)
Net repayments of loans to affiliates and joint ventures		3,664	3,540
Settlement of derivative financial instruments		7,071	—
		(99,269)	(112,827)
Financing activities:
Proceeds from long-term debt	8	135,049	145,227
Repayment of long-term debt	8	(164,369)	(82,262)
Financing costs		(3,567)	(965)
Repayment of finance lease obligations		(33,949)	(34,649)
Dividend payments	17(c)	(4,423)	(4,371)
Proceeds from exercise of stock options		519	537
Share purchase program		(16,519)	(9,108)
Purchase of treasury shares	17(a)	(5,500)	(9,893)
		(92,759)	4,516
(Decrease) increase in cash		(26,848)	38,239
Effect of exchange rate on changes in cash and cash equivalents		2	—
Cash, beginning of year		43,447	5,208
Cash, end of year		$16,601	$43,447
Supplemental cash flow information (note 20(a))
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2021	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada, the United States and Australia, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
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
i) Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, the Company elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. The Company elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services ("DNSS") and Mikisew North American Limited Partnership ("MNALP"). This change allows for consistency in the presentation of the Company's investments in affiliates and joint ventures (note 11).
The Company has accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. The effect of the change in accounting policy for the current and comparable periods is summarized in note 22.
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
•the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in impairment testing; and

Consolidated Financial Statements December 31, 2021	F - 5	North American Construction Group Ltd.

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
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors created material disruptions to businesses globally, resulting in an economic slowdown.
The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. As populations in Canada and many other countries are being vaccinated, governments have loosened emergency measures. Should the pandemic worsen, the Company could be subject to additional or continued adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
The ultimate duration and magnitude of these impacts on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken steps to mitigate the likelihood of occurrence of the events described above.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the year ended December 31, 2021, the Company recognized $13,244 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $8,309, $4,180 and $755 respectively. For the year ended December 31, 2020, the Company recognized $28,041 of salary and wage subsidies presented as reduction of project costs, equipment costs and general and administrative expenses of $16,050, $9,107, and $2,884, respectively.
c) Revenue recognition
The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.

Consolidated Financial Statements December 31, 2021	F - 6	North American Construction Group Ltd.

Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from our equipment maintenance and rebuild activities, along with our mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.
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
•The length of time between the recognition of revenue and the expected resolution;
•The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;
•The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

Consolidated Financial Statements December 31, 2021	F - 7	North American Construction Group Ltd.

•The range of possible consideration amounts.
The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (project costs).
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
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.
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
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally holdbacks) may extend beyond one year.

Consolidated Financial Statements December 31, 2021	F - 8	North American Construction Group Ltd.

e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
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
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.
g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.
h) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(c)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
j) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.

Consolidated Financial Statements December 31, 2021	F - 9	North American Construction Group Ltd.

k) Property, plant and equipment
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

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 - 120,000 hours
Major component parts in use	Units of production	2,500 - 70,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation
The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
l) Goodwill
Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized. Intangible assets are recorded with goodwill on the Consolidated Balance Sheets.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years
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

Consolidated Financial Statements December 31, 2021	F - 10	North American Construction Group Ltd.

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
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2021, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results.
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
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
Accounts of the Company's Australia-based subsidiary, which has an Australian Dollar functional currency and US- based subsidiaries, which have US Dollar functional currency are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash

Consolidated Financial Statements December 31, 2021	F - 11	North American Construction Group Ltd.

balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.
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
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
s) Stock-based compensation
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 19(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 19(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 19(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in

Consolidated Financial Statements December 31, 2021	F - 12	North American Construction Group Ltd.

the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
The Company had a Share Option Plan which is described in note 19(d). Effective November 17, 2021, this plan was terminated. The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.
t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 17(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.
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

Consolidated Financial Statements December 31, 2021	F - 13	North American Construction Group Ltd.

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

Consolidated Financial Statements December 31, 2021	F - 14	North American Construction Group Ltd.

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
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss after in the subsidiaries of the affiliate or joint venture. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through revenue and project or equipment costs.
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

Consolidated Financial Statements December 31, 2021	F - 15	North American Construction Group Ltd.

x) Government assistance
The Company may receive compensation from government-funded assistance, which provides compensation for expenses incurred. These amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income on a systematic basis in the periods in which the expenses are recognized. These amounts are presented as a reduction to the related expense.
y) Derivative instruments
The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. These instruments included swap agreements related to the conversion of convertible debentures. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.
z) Business combinations
Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheets, with any subsequent changes to fair value recorded in other income in Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs are expensed when incurred in general and administrative charges.
3. Accounting pronouncements recently adopted
a) Business Combinations
In October 2021, the FASB issued ASU 2021-08, Business Combinations. The accounting standard update was issued to improve the accounting for acquired revenue contracts with customers in a business combination. This update requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 - Revenue from Contract with Customers. The adoption of this new standard did not have an impact to the consolidated financial statements.
b) Government Assistance
In November 2021, the FASB issued ASU 2021-10, Government Assistance. The accounting standard update was issued to increase the transparency of government assistance including the disclosure of 1) the type of assistance, 2) an entity's accounting for the assistance, and 3) the effect of the assistance on an entity's financial statements. The adoption of this new standard did not have a material impact to the consolidated financial statements.
4. Recent accounting pronouncements not yet adopted
a) Debt with Conversion and Other Options
In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.

Consolidated Financial Statements December 31, 2021	F - 16	North American Construction Group Ltd.

5. Accounts receivable

	Note	December 31, 2021	December 31, 2020
			Note 22
Trade	11	$51,774	$23,637
Holdbacks		380	64
Accrued trade receivables		12,266	8,415
Contract receivables		$64,420	$32,116
Other		4,367	4,115
		$68,787	$36,231
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 16(d).
6. Revenue
a) Disaggregation of revenue

Year ended December 31,	2021	2020
		Note 22
Revenue by source
Operations support services	$600,308	$486,926
Equipment and component sales	28,603	4,625
Construction services	25,232	6,917
	$654,143	$498,468

By commercial terms
Time-and-materials	$388,998	$262,429
Unit-price	253,840	225,186
Lump-sum	11,305	10,853
	$654,143	$498,468

Revenue recognition method
As-invoiced	$407,496	$335,927
Cost-to-cost percent complete	218,044	157,916
Point-in-time	28,603	4,625
	$654,143	$498,468
b) Contract balances
Contract assets:

Year ended December 31,	2021	2020
		Note 22
Balance, beginning of year	$7,008	$19,094
Transferred to receivables from contract assets recognized at the beginning of the period	(7,008)	(19,094)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	8,838	5,805
Increases as a result of work completed, but not yet an unconditional right to consideration	921	1,203
Balance, end of year	$9,759	$7,008
Contract liabilities:

Year ended December 31,	2021	2020
		Note 22
Balance, beginning of year	$1,512	$23
Revenue recognized that was included in the contract liability balance at the beginning of the period	(899)	(23)
Increases due to cash received, excluding amounts recognized as revenue during the period	2,736	1,512
Balance, end of year	$3,349	$1,512

Consolidated Financial Statements December 31, 2021	F - 17	North American Construction Group Ltd.

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2021	2020
Revenue recognized	$3,572	$1,403
These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2022	$116,352
2023	10,500
2024	8,362
2025	6,226
$141,440
d) Contract costs
The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	December 31, 2021	December 31, 2020
Fulfillment costs	$2,673	$1,432
Reimbursable bid costs	—	537
	$2,673	$1,969
During the year ended December 31, 2021, fulfillment costs of $2,909 and reimbursable bid costs of $1,464 were capitalized (December 31, 2020 - $2,256 and $537, respectively). During the year ended December 31, 2021, fulfillment costs of $1,668 and reimbursable bid costs of $2,001 were recognized (December 31, 2020 - $1,841 and $nil, respectively). Reimbursable bid costs received in excess of amounts capitalized have been recognized in general and administrative expenses as a recovery.
7. Inventory
The following table summarizes the Company's major classes of inventory:

	December 31, 2021	December 31, 2020
		Note 22
Repair parts	$19,519	$14,684
Parts, equipment and components held for resale	15,858	—
Tires and track frames	2,617	2,546
Fuel and lubricants	1,832	1,921
Customer rebuild work in process	4,718	—
	$44,544	$19,151
During the year ended December 31, 2021, parts and components held for resale increased upon the acquisition of DGI (Aust) Trading Pty Ltd. ("DGI") (note 12).

Consolidated Financial Statements December 31, 2021	F - 18	North American Construction Group Ltd.

8. Long-term debt

	Note	December 31, 2021	December 31, 2020
			Note 22
Credit Facility	8(a)	$110,000	$220,000
Convertible debentures	8(b)	129,750	55,000
Mortgages	8(e)	30,000	21,206
Financing obligations	8(c)	47,945	50,923
Promissory notes	8(d)	13,210	12,726
Unamortized deferred financing costs	8(f)	(5,178)	(2,196)
		$325,727	$357,659
Less: current portion of long-term debt		(19,693)	(16,263)
		$306,034	$341,396
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2021 are: $19.7 million in 2022, $20.3 million in 2023, $128.4 million in 2024, $5.9 million in 2025 and $156.6 million in 2026 and thereafter.
a) Credit Facility
On September 29, 2021, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2023 to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $150.0 million was expanded to include guarantees provided by the Company to a permitted joint venture, provided that value of such obligations shall not exceed the permitted amount.
As at December 31, 2021, there was $33.9 million (December 31, 2020 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $181.1 million (December 31, 2020 - $104.1 million). As at December 31, 2021, there was an additional $28.6 million in borrowing availability under finance lease obligations (December 31, 2020 - $29.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint venture that the Company guarantees.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2021, the Company was in compliance with its financial covenants.
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
◦The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

Consolidated Financial Statements December 31, 2021	F - 19	North American Construction Group Ltd.

◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Effective December 31, 2021, LIBOR will be discontinued for future contracts; however, it will be available and published until June 2023 for contracts entered before 2022. During the transition, the Company will either have the option to use LIBOR until June 2023 or to choose an alternative rate like Secured Overnight Financing Rate ("SOFR"). The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the Business Development Bank of Canada ("BDC") mortgage.
On December 3, 2021, the Company entered into an agreement with a financial institution to provide guarantee on a revolving equipment lease credit facility of $45.0 million for Mikisew North American Limited Partnership, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2021, the available balance on this facility was $28.1 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.
b) Convertible debentures

	December 31, 2021	December 31, 2020
5.50% convertible debentures	$74,750	$—
5.00% convertible debentures	55,000	55,000
	$129,750	$55,000
On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the year ended December 31, 2021, the Company realized a gain of $7,071 (unrealized gain for the year ended December 31, 2020 of $4,334) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed on September 30, 2021 and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.

Consolidated Financial Statements December 31, 2021	F - 20	North American Construction Group Ltd.

c) Financing obligations
During the year ended December 31, 2021, the Company recorded new financing obligations of $11,700. The financing contract expires on February 9, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 2.23%. The financing obligations are secured by the corresponding property, plant and equipment.
d) Promissory note
During the year ended December 31, 2021, the Company recorded a new equipment promissory note of $4,300. The contract expires on August 5, 2025. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 4.20%. The promissory note is secured by the corresponding property, plant and equipment. The Company also acquired a new promissory note of $370 upon acquisition of DGI (note 12).The contract expires in November 2023 and bears interest at 2.90%. During the year ended December 31, 2021, the Company made payments of $4,185 towards promissory notes.
e) Mortgage
On October 28, 2021, the Company entered into an updated mortgage agreement with BDC which increased the mortgage amount from $21.1 million to $30.0 million. The updated mortgage includes additional loan of $7.0 million for a building expansion and a $1.9 million cash advance. The mortgage has a maturity date of November 1, 2046 and bears variable interest at BDC's floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%.
f) Deferred financing costs

	December 31, 2021	December 31, 2020
Cost	$6,351	$2,784
Accumulated amortization	1,173	588
	$5,178	$2,196
During the year ended December 31, 2021, the Company recognized accelerated amortization of $1,064 due to the early conversion of convertible debentures.
9. Property, plant and equipment

December 31, 2021	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$353,037	$105,686	$247,351
Major component parts in use	343,048	131,157	211,891
Other equipment	45,096	30,633	14,463
Licensed motor vehicles	15,113	10,838	4,275
Office and computer equipment	7,002	4,891	2,111
Buildings	29,406	3,748	25,658
Capital inventory	24,605	—	24,605
Land	10,472	—	10,472
	827,779	286,953	540,826

Assets under finance lease
Heavy equipment	92,690	28,504	64,186
Major component parts in use	52,679	21,996	30,683
Other equipment	4,633	1,281	3,352
Licensed motor vehicles	2,674	771	1,903
	152,676	52,552	100,124

Total property, plant and equipment	$980,455	$339,505	$640,950

Consolidated Financial Statements December 31, 2021	F - 21	North American Construction Group Ltd.

December 31, 2020	Cost	Accumulated Depreciation	Net Book Value
Note 22
Owned assets
Heavy equipment	$351,842	$102,469	$249,373
Major component parts in use	304,205	111,583	192,622
Other equipment	41,784	26,918	14,866
Licensed motor vehicles	15,747	10,370	5,377
Office and computer equipment	6,337	4,137	2,200
Buildings	22,582	3,040	19,542
Capital inventory	21,817	—	21,817
Land	10,472	—	10,472
	774,786	258,517	516,269

Assets under finance lease
Heavy equipment	97,871	25,454	72,417
Major component parts in use	52,798	16,264	36,534
Other equipment	5,287	966	4,321
Licensed motor vehicles	3,629	960	2,669
	159,585	43,644	115,941

Total property, plant and equipment	$934,371	$302,161	$632,210
10. Finance and operating leases
As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.
a) Minimum lease payments and receipts
The future minimum lease payments and receipts from non-cancellable operating leases as at December 31, 2021 for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2022	$26,398	$3,845	$5,497
2023	18,272	2,581	4,355
2024	9,743	1,371	493
2025	1,448	1,429	—
2026 and thereafter	1,148	8,902	—
Total minimum lease payments	$57,009	$18,128	$10,345
Less: amount representing interest	(2,288)	(3,350)
Carrying amount of minimum lease payments	$54,721	$14,778
Less: current portion of leases	(25,035)	(3,317)
	$29,686	$11,461
b) Lease expenses and (income)

Year ended December 31,	2021	2020
Short-term lease expense	$27,421	$14,654
Operating lease expense	4,556	4,740
Operating lease income	(7,074)	(8,118)
During the year ended December 31, 2021, depreciation of equipment under finance leases was $21,343 (December 31, 2020 - $17,147).

Consolidated Financial Statements December 31, 2021	F - 22	North American Construction Group Ltd.

c) Supplemental balance sheet information

	December 31, 2021	December 31, 2020
Net book value of property, plant and equipment under finance leases	$100,124	$115,941
Weighted-average remaining lease term (in years):
Finance leases	2.5	3.0
Operating leases	8.3	8.1
Weighted-average discount rate:
Finance leases	3.22%	3.66%
Operating leases	4.68%	4.72%
11. Investments in affiliates and joint ventures
On October 13, 2021, the Company entered into the Limited Liability Company Agreement with Concessions Fargo Holdings, LLC, S&B USA Concessions – Fargo LP to form Red River Valley Alliance, LLC (“RRVA”). On August 19, 2021, RRVA entered into an agreement with the Metro Flood Diversion Authority to design, construct, finance, operate and maintain a diversion channel and associated infrastructure that will form part of the Fargo-Moorhead Metropolitan Area Flood Risk Management Project. The Company holds 15% interest in the investment and can exercise significant influence over the financial and operational policies of the joint venture through its voting rights, therefore the equity method of accounting is used to account for this investment.
On July 20, 2021, the Company entered into a Joint Venture Agreement with Acciona Construction USA Corp. (“Acciona”), and Shikun and Binui – America Inc. (“SBA”), to form ASN Constructors. The joint venture formalizes the relationship in terms of the participation in the Fargo Moorhead Area Diversion Project for which the ASN Constructors entered into a design and build contract with RRVA for the Fargo project agreement. The agreement was effective August 19, 2021. The Company holds 30% proportional share of interest and cost sharing through the joint venture agreement. The Company can exercise influence over the financial and operational policies of the joint venture through its voting rights, therefore the equity method of accounting is used to account for this investment.
The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies
1229181 B.C Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership	49%
Mikisew North American Limited Partnership	49%
ASN Constructors	30%
Red River Valley Alliance LLC	15%
The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2021	December 31, 2020
		Note 22
Balance, beginning of the year	$46,263	$45,015
Investments in affiliates and joint ventures	2,321	2,790
Share of net income	21,860	7,740
Dividends and advances received from affiliates and joint ventures	(11,270)	(8,621)
Other adjustments	(3,200)	(661)
Balance, end of the year	$55,974	$46,263

Consolidated Financial Statements December 31, 2021	F - 23	North American Construction Group Ltd.

During the year ended December 31, 2021, the Company invested $1,959 in cash and $362 in property, plant and equipment for the investments in Mikisew North American Limited Partnership and BNA Remanufacturing Limited Partnership, respectively.
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	December 31, 2021	December 31, 2020
		Note 22
Assets
Current assets	$118,371	$55,887
Non-current assets	42,406	43,020
Total assets	$160,777	$98,907
Liabilities
Current liabilities	$82,926	$27,772
Non-current liabilities	21,877	24,872
Total liabilities	$104,803	$52,644
Net investments in affiliates and joint ventures	$55,974	$46,263
Statements of Operations

Year ended December 31,	2021	2020
Revenue	$332,440	$159,054
Gross profit	33,641	17,220
Income before taxes	25,064	9,113
Net income	21,860	7,740
Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2021	December 31, 2020
		Note 22
Accounts receivable	$31,050	$3,808
Other assets	2,162	1,432
Accounts payable and accrued liabilities	286	5,296
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, equipment and component sales, and management fees. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2021 and 2020, revenue earned from these services was $356,592 and $191,104, respectively. The majority of services provided in the oil sands region are being completed through the Mikisew North American Limited Partnership. This joint venture performs the role of contractor and sub-contracts work to the Company.

Consolidated Financial Statements December 31, 2021	F - 24	North American Construction Group Ltd.

12. Business acquisition
On July 1, 2021, the Company acquired all the shares and business of DGI (Aust) Trading Pty Ltd., a supplier of production-critical mining equipment and components based in Kempsey, New South Wales, Australia for total consideration of $18,441, comprised of a cash payment and contingent consideration in the form of an earn-out to be paid based on the earnings of DGI over the next four annual periods.
The following table summarizes the total consideration paid for DGI shareholders and the fair value of the assets acquired and liabilities assumed at the acquisition date:

July 1, 2021
Cash consideration	$13,724
Earn-out at estimated fair value	4,717
Total consideration	$18,441

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$2,329
Accounts receivable	1,910
Inventory	13,713
Prepaid expenses and deposits	971
Property, plant and equipment	1,176
Operating lease right-of-use asset	749
Intangible assets	2,575
Accounts payable	(3,560)
Accrued liabilities	(718)
Long-term debt	(370)
Operating lease liability	(749)
Deferred tax liability	(128)
Total identifiable net assets at fair value	$17,898
Goodwill arising on acquisition	$543
The fair value of acquired identified intangible assets, consists of $595 in brand with an indefinite useful life and $1,980 in customer relationships with a useful life of four years.
The fair value of acquired inventory consists of used mining equipment and related components for resale.
During the year ended December 31, 2021, the Company recognized $209 of acquisition related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
During the year ended December 31, 2021, the Company recognized $12,687 or 2% of revenue and $605 or 1% of net income from DGI recorded in the Consolidated Statement of Operations and Comprehensive Income.
The pro forma disclosures related to the effect of the acquisition have been excluded on the basis of immateriality.

Consolidated Financial Statements December 31, 2021	F - 25	North American Construction Group Ltd.

13. Income taxes
Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2021	2020
Income before income taxes	$60,693	$60,472
Equity earnings in affiliates and joint ventures	(21,860)	(7,740)
	$38,833	$52,732
Tax rate	23.00%	23.00%
Expected expense	$8,932	$12,128
Adjustments related to:
Stock-based compensation	1,043	(113)
Foreign tax rate differential	233	—
Other	(923)	(751)
Total income tax expense	$9,285	$11,264

Current income tax expense	$1,000	$—
Deferred income tax expense	8,285	11,264
Total income tax expense	$9,285	$11,264
The deferred tax assets and liabilities are summarized below:

	December 31, 2021	December 31, 2020
Deferred tax assets:
Non-capital and net capital loss carryforwards	$40,367	$40,758
Finance lease obligations	24,785	27,736
Stock-based compensation	4,029	2,872
Other	2,093	1,990
Subtotal	$71,274	$73,356
Less: valuation allowance	—	(391)
	$71,274	$72,965

Deferred tax liabilities:
Contract assets	$932	$1,524
Property, plant and equipment	124,265	117,768
Other	2,277	1,461
	$127,474	$120,753

Net deferred income tax liability	$56,200	$47,788
Classified as:

	December 31, 2021	December 31, 2020
Deferred tax asset	$—	$16,407
Deferred tax liability	(56,200)	(64,195)
	$(56,200)	$(47,788)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

Consolidated Financial Statements December 31, 2021	F - 26	North American Construction Group Ltd.

At December 31, 2021, the Company has a deferred tax asset of $40,367 resulting from non-capital loss carryforwards of $175,509, which expire as follows:

December 31, 2021
2026	3
2027	278
2032	176
2033	9,095
2036	1,213
2037	17,799
2038	86,979
2039	37,798
2040	18,188
2041	3,980
$175,509
14. Accrued liabilities

	Note	December 31, 2021	December 31, 2020
			Note 22
Payroll liabilities		$16,888	$11,869
Income and other taxes payable		5,064	3,205
Dividends payable	17(c)	1,137	1,167
Accrued interest payable		1,331	856
Liabilities related to short-term rentals		2,678	730
Funding obligations		3,022	—
Obligation related to acquisition earn-out liability		1,571	—
Other		1,698	1,555
		$33,389	$19,382
15. Other long-term obligations

	Note	December 31, 2021	December 31, 2020
			Note 22
Directors' deferred stock unit plan	19(c)	$17,515	$10,761
Deferred gain on sale-leaseback	15(a)	2,954	4,748
Obligation related to acquisition earn-out liability	12	3,098	—
Other		2,833	3,341
		$26,400	$18,850
a) Deferred gain on sale-leaseback
Changes in deferred gains on sale-leaseback transactions of heavy equipment are summarized below.

	December 31, 2021	December 31, 2020
		Note 22
Balance, beginning of year	$4,748	$6,593
Amortization of deferred gain on sale-leaseback	(1,794)	(1,845)
Balance, end of year	$2,954	$4,748
The gain on sale was deferred and is being amortized under depreciation in the Consolidated Statements of Operations and Comprehensive Income over the expected useful life of the equipment.
16. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and

Consolidated Financial Statements December 31, 2021	F - 27	North American Construction Group Ltd.

techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
					Note 22
Convertible debentures	Level 1	129,750	135,963	55,000	52,250
Financing obligations	Level 2	47,945	47,010	50,923	49,743
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
The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.
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
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2021, the Company held $110.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2020 – $220.0

Consolidated Financial Statements December 31, 2021	F - 28	North American Construction Group Ltd.

million). As at December 31, 2021, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $1.1 million corresponding change in annual interest expense.
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
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2021	2020
		Note 22
Customer A	38%	45%
Customer B	27%	30%
Customer C	17%	11%
Customer D	10%	10%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above and in the table below.
The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2021	December 31, 2020
		Note 22
Customer 1	45%	39%
Customer 2	15%	20%
Customer 3	15%	16%
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2021	December 31, 2020
		Note 22
Trade accounts receivable	$51,774	$23,637
Holdbacks	380	64
Accrued trade receivables	12,266	8,415
Contract receivables, included in accounts receivable	$64,420	$32,116
Other receivables	4,367	4,115
Total accounts receivable	$68,787	$36,231
Contract assets	9,759	7,008
Total	$78,546	$43,239

Consolidated Financial Statements December 31, 2021	F - 29	North American Construction Group Ltd.

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2021 and December 31, 2020, trade receivables and holdbacks are aged as follows:

	December 31, 2021	December 31, 2020
		Note 22
Not past due	$31,531	$21,677
Past due 1-30 days	19,209	1,814
Past due 31-60 days	1,250	85
More than 61 days	164	125
Total	$52,154	$23,701
As at December 31, 2021, the Company has recorded an allowance for credit losses of $nil (December 31, 2020 - $nil).
17. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Issued upon exercise of stock options	109,100	—	109,100
Issued upon conversion of convertible debentures	4,622,916	—	4,622,916
Retired through share purchase program	(1,223,097)	—	(1,223,097)
Purchase of treasury shares	—	(534,834)	(534,834)
Settlement of certain equity classified stock-based compensation	—	415,100	415,100
Issued and outstanding at December 31, 2020	31,011,831	(1,845,201)	29,166,630
Issued upon exercise of stock options	125,000	—	125,000
Retired through share purchase program	(1,113,903)	—	(1,113,903)
Purchase of treasury shares	—	(21,503)	(21,503)
Settlement of certain equity classified stock-based compensation	—	301,891	301,891
Issued and outstanding at December 31, 2021	30,022,928	(1,564,813)	28,458,115
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2021, the Company withheld 274,359 shares for $5,134 to satisfy the recipient tax withholding requirements (year ended December 31, 2020 - 372,628 shares for $3,576).
b) Net income per share

Year ended December 31,	2021	2020
Net income	$51,408	$49,208
Interest from convertible debentures (after tax)	4,410	2,370
Diluted net income available to common shareholders	$55,818	$51,578

Weighted-average number of common shares	28,325,489	28,165,130
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,707,718	1,949,717
Dilutive effect of stock options	47,767	90,741
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	1,770,747	—
Weighted-average number of diluted common shares	33,946,957	32,300,824

Basic net income per share	$1.81	$1.75
Diluted net income per share	$1.64	$1.60
For the year ended December 31, 2021, all securities were dilutive (year ended December 31, 2020, all securities were dilutive).

Consolidated Financial Statements December 31, 2021	F - 30	North American Construction Group Ltd.

On April 9, 2021, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the year ended December 31, 2021, the Company purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $300 and an increase to additional paid-in capital of $213. This NCIB will be terminated no later than April 8, 2022.
During the year ended December 31, 2021, the Company completed the NCIB commenced on March 12, 2020 upon the purchases and cancellation of 1,076,903 common shares. The purchases resulted in a decrease to common shares of $8,679 and a decrease to additional paid-in capital of $7,327. This completed the NCIB with the maximum number of authorized common shares purchased.
c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023
Q2 2020	May 5, 2020	$0.04	May 29, 2020	July 3, 2020	$1,162
Q3 2020	July 28, 2020	$0.04	August 31, 2020	October 2, 2020	$1,156
Q4 2020	October 27, 2020	$0.04	November 30, 2020	January 8, 2021	$1,040
Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123
Q2 2021	April 27, 2021	$0.04	May 28, 2021	July 9, 2021	$1,123
Q3 2021	July 27, 2021	$0.04	August 31, 2021	October 8, 2021	$1,137
Q4 2021	October 26, 2021	$0.04	November 30, 2021	January 7, 2022	$1,137
18. Interest expense, net

Year ended December 31,	2021	2020
		Note 22
Credit Facility	$6,559	$8,189
Convertible debentures	5,148	3,299
Finance lease obligations	2,260	3,176
Mortgage	1,350	999
Promissory notes	450	664
Financing obligations	1,562	1,265
Amortization of deferred financing costs	1,064	1,091
Other interest expense	701	154
Interest expense	$19,094	$18,837
Other interest income	(62)	(181)
	$19,032	$18,656

Consolidated Financial Statements December 31, 2021	F - 31	North American Construction Group Ltd.

19. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2021	2020
Restricted share unit plan	19(a)	$2,335	$1,991
Performance restricted share unit plan	19(b)	2,165	2,031
Deferred stock unit plan	19(c)	7,106	(2,078)
		$11,606	$1,944
a) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2019	650,077	9.35
Granted	298,142	8.55
Vested	(269,484)	6.19
Forfeited	(37,264)	8.81
Outstanding at December 31, 2020	641,471	10.34
Granted	144,383	19.97
Vested	(220,116)	8.44
Forfeited	(12,327)	13.01
Outstanding at December 31, 2021	553,411	13.55
At December 31, 2021, there were approximately $4,339 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2020 – $3,290) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.4 years (December 31, 2020 – 1.6 years). During the year ended December 31, 2021, 220,116 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2020 - 269,484 units vested and settled).
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

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2019	481,907	8.85
Granted	211,754	8.55
Vested	(201,104)	8.51
Forfeited	—	—
Outstanding at December 31, 2020	492,557	8.86
Granted	112,079	20.04
Vested	(178,067)	8.24
Outstanding at December 31, 2021	426,569	12.06

Consolidated Financial Statements December 31, 2021	F - 32	North American Construction Group Ltd.

At December 31, 2021, there were approximately $3,702 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2020 - $3,405) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.5 years (December 31, 2020 - 1.6 years). During the year ended December 31, 2021, 178,067 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 2.0 common shares per PSU based on performance against grant date criteria (December 31, 2020 - 201,104 units at a factor of 2.0 vested and settled).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2021 and 2020 using a Monte Carlo simulation with the following assumptions:

	2021	2020
Risk-free interest rate	0.65%	0.30%
Expected volatility	50.96%	48.71%
c) Director's deferred stock unit plan
Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021 to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.
The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units
Outstanding at December 31, 2019	901,045
Granted	114,020
Redeemed	(9,562)
Outstanding at December 31, 2020	1,005,503
Granted	66,265
Redeemed	(139,124)
Outstanding at December 31, 2021	932,644
At December 31, 2021, the fair market value of these units was $18.78 per unit (December 31, 2020 – $12.42 per unit). At December 31, 2021, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2020 - $1,728) and the long-term portion of DSU liabilities of $17,515 was included in other long-term obligations (December 31, 2020 - $10,761) in the Consolidated Balance Sheets. During the year ended December 31, 2021, there were 139,124 units redeemed and settled in cash for $2,300 (December 31, 2020 - 9,562 units were redeemed and settled in cash for $103). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

Consolidated Financial Statements December 31, 2021	F - 33	North American Construction Group Ltd.

d) Share option plan
Effective November 17, 2021, the Company terminated 2004 Amended and Restated Share Option Plan, which became effective in 2006. Under this plan, directors, officers, employees and certain service providers to the Company were eligible to receive stock options to acquire voting common shares in the Company. Each stock option provided the right to acquire one common share in the Company and expired ten years from the grant date or on termination of employment. There were no issued or outstanding options as at the date of termination.

	Number of options	Weighted-average exercise price $ per share
Outstanding at December 31, 2019	238,600	4.61
Exercised(i)	(109,100)	4.91
Forfeited or expired	(4,500)	10.13
Outstanding at December 31, 2020	125,000	4.16
Exercised(i)	(125,000)	4.16
Outstanding at December 31, 2021	—	—
(i) All stock options exercised resulted in new common shares being issued (note 17(a)).
Cash received from options exercised for the year ended December 31, 2021 was $519 (2020 - $537). For the year ended December 31, 2021, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,909 (December 31, 2020 - $535).
At December 31, 2021, the Company had no outstanding exercisable options (December 31, 2020 – 125,000). At December 31, 2020, the weighted-average remaining contractual life of outstanding options was 1.9 years and the weighted-average exercise price was $4.16.

20. Other information
a) Supplemental cash flow information

Year ended December 31,	2021	2020
		Note 22
Cash paid during the year for:
Interest	$17,028	$18,518
Cash received during the year for:
Interest	69	151
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	19,198	27,882
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	(362)	(980)
Increase in assets held for sale, offset by property, plant and equipment	9,281	6,903
Non-cash working capital exclusions:
Net decrease in accounts receivable relating to other adjustments to investments in affiliates and joint ventures	—	(911)
Net increase in inventory due to transfer from property, plant and equipment	437	—
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	223	294
Net decrease (increase) in accrued liabilities related to the current portion of deferred stock unit liability	1,725	(1,727)
Net decrease (increase) in accrued liabilities related to dividend payable	33	(137)
Non-cash working capital transactions related to acquisition of DGI: (note 12)
Increase in accounts receivable	1,910	—
Increase in inventory	13,713	—
Increase in prepaid expenses	971	—
Increase in accounts payable	(3,591)	—
Increase in accrued liabilities	(2,307)	—

Consolidated Financial Statements December 31, 2021	F - 34	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2021	2020
		Note 22
Operating activities:
Accounts receivable	$(30,646)	$29,162
Contract assets	(2,751)	12,086
Inventories	(11,243)	2,476
Contract costs	(704)	(593)
Prepaid expenses and deposits	(735)	(953)
Accounts payable	31,232	(47,398)
Accrued liabilities	13,681	338
Contract liabilities	1,837	1,489
	$671	$(3,393)
21. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

Consolidated Financial Statements December 31, 2021	F - 35	North American Construction Group Ltd.

22. Change in significant accounting policy - Basis of presentation
The following tables summarize the effect of the change in accounting policy which updated the consolidation method of DNSS and MNALP from proportionate to equity method (note 2 (a)(i)).
Consolidated Balance Sheets at December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Assets
Current assets	156,963	(9,784)	147,179	119,958	(681)	119,277
Non-current assets	727,175	(5,076)	722,099	718,970	816	719,786
Total assets	$884,138	$(14,860)	$869,278	$838,928	$135	$839,063

Liabilities and shareholders' equity
Current liabilities	168,635	(7,601)	161,034	109,198	286	109,484
Non-current liabilities	437,040	(7,259)	429,781	481,287	(151)	481,136
	605,675	(14,860)	590,815	590,485	135	590,620
Shareholders' equity	278,463	—	278,463	248,443	—	248,443
Total liabilities and shareholders' equity	$884,138	$(14,860)	$869,278	$838,928	$135	$839,063
Consolidated Statements of Operations and Comprehensive Income for December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Revenue	$658,122	$(3,979)	$654,143	$500,374	$(1,906)	$498,468
Gross profit	93,927	(3,510)	90,417	94,382	(2,164)	92,218
Operating income	58,523	(3,395)	55,128	68,945	(1,823)	67,122
Equity earnings in affiliates and joint ventures	(18,475)	(3,385)	(21,860)	(5,942)	(1,798)	(7,740)
Income before income taxes	60,693	—	60,693	60,472	—	60,472
Net income	51,408	—	51,408	49,208	—	49,208
Comprehensive income	$51,410	$—	$51,410	$49,208	$—	$49,208
Consolidated Statements of Cash Flows for December 31, 2021 and 2020:

	December 31, 2021			December 30, 2020
(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Operating activities	168,893	(3,713)	165,180	147,272	(722)	146,550
Investing activities	(100,604)	1,335	(99,269)	(113,573)	746	(112,827)
Financing activities	(92,547)	(212)	(92,759)	4,672	(156)	4,516
Decrease in cash	(24,258)	(2,590)	(26,848)	38,371	(132)	38,239
Effect of exchange rate on changes in cash and cash equivalents	2	—	2		—	—
Cash, beginning of period	43,915	(468)	43,447	5,544	(336)	5,208
Cash, end of period	$19,659	$(3,058)	$16,601	$43,915	$(468)	$43,447

Consolidated Financial Statements December 31, 2021	F - 36	North American Construction Group Ltd.