Form 40-F
period 2022-12-31
North American Construction Group Ltd.
filed 2023-02-15
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-33161

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
27,827,282 Common Shares
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

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended December 31, 2022 is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended December 31, 2022, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.3 to this Annual Report on Form 40-F and are incorporated herein by reference.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.

DISCLOSURES REGARDING CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Please see “Internal Systems and Processes—Evaluation of Disclosure Controls and Procedures” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
Management’s Annual Report on Internal Control Over Financial Reporting
Please see “Internal Systems and Processes—Management’s Report on Internal Controls Over Financial Reporting (ICFR)” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
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
Changes in Internal Control over Financing Reporting
Please see “Internal Systems and Processes—Material Changes to the Internal Controls over Financial Reporting” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors has determined that Mr. Bryan Pinney, a member and the chairman of the Registrant’s audit committee, and Mr. John Pollesel, a member of the Registrant’s audit committee, are each an “audit committee financial expert” (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and are each “independent” (as such term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant).
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as such term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Conduct and Ethics Policy”, that applies to all employees of the Registrant, including its Chief Executive Officer and Chief Financial Officer. The Code of Conduct and Ethics Policy is available for viewing on the Registrant’s website at www.nacg.ca under "Social Responsibility-Code of Conduct & Ethics”. There were no amendments to any provision of the Code of Conduct and Ethics Policy during the fiscal year ended December 31, 2022 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were no waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the fiscal year ended December 31, 2022 that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AND PRE-APPROVAL POLICIES AND PROCEDURES
Please see “The Board and Board Committees” included in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS
We currently do not have any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Please see “Contractual Obligations and Other Commitments” included in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.4 to this Annual Report on Form 40-F and is incorporated herein by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Please see “The Board and Board Committees—Audit Committee” included in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.
NYSE CORPORATE GOVERNANCE RULES
The Registrant has reviewed the New York Stock Exchange’s corporate governance rules and confirms that the Registrant’s corporate governance practices are not significantly different from those required of domestic companies under the New York Stock Exchange’s listing standards.
MINE SAFETY DISCLOSURE
Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is set out under the heading “U.S. Mine Safety Disclosure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, which is attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

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
Joseph Lambert
Chief Executive Officer
Date: February 15, 2023

DOCUMENTS AND EXHIBIT INDEX

99.1	North American Construction Group Ltd. Announces Results for the Year Ended December 31, 2022.

99.2	Annual Information Form for the fiscal year ended December 31, 2022.

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2022.

99.4	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022.

99.5	Consent of KPMG LLP.

99.6	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.8	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information from North American Construction Group Ltd.’s audited Consolidated Financial Statements, formatted in iXBRL (Inline eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations and Comprehensive Income; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements.