Form 40-F/A
period 2024-12-31
North American Construction Group Ltd.
filed 2025-03-21
CIK 1368519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
FORM 40-F/A

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

Explanatory Note
This Amendment No. 1 (this “Amendment”) amends the Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2024 on Form 40-F of North American Construction Group Ltd. (the “Company”) originally filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 (the “Original Financial Statements”), in order to add “We have served as the Company’s auditor since 1998” to the report of the independent registered public accounting firm on the Consolidated Financial Statements.
This Amendment does not update or restate the information contained in the Original Financial Statements nor does this Amendment reflect any events that have occurred after the Original Financial Statements were filed. Accordingly, this Amendment should be read in conjunction with the Original Financial Statements.
Additionally, pursuant to the rules of the SEC, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) a new consent from the Company’s independent registered public accounting firm.

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
Joseph Lambert
Chief Executive Officer
Date: March 21, 2025

DOCUMENTS AND EXHIBIT INDEX

97*	Compensation Recovery Policy

99.1*	North American Construction Group Ltd. Announces Results for the Year Ended December 31, 2024.

99.2*	Annual Information Form for the fiscal year ended December 31, 2024.

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2024.

99.4*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024.

99.5	Consent of KPMG LLP.

99.6	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.8	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information from North American Construction Group Ltd.’s audited Consolidated Financial Statements, formatted in iXBRL (Inline eXtensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations and Comprehensive Income; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements.
* Previously filed